United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                 Amendment No. 2

                                       to

                                   Form 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                                  SECURITIES OF
                             SMALL BUSINESS ISSUERS

                  Under Section 12(b) or (g) of the Securities
                              Exchange Act of 1934

                 INTERACTIVE BUYERS NETWORK INTERNATIONAL, LTD.
                 (Name of Small Business Issuer in its charter)

                Nevada                                95-3538903
                ------                                ----------
    (State or other jurisdiction of               (I.R.S.  Employer
     incorporation or organization)               Identification  No.)

    5740  Ralston  Street, Suite  110
             Ventura,  CA                                93003
    --------------------------------                     -----
 (Address of principal executive office)                Zip Code

Issuer's  telephone  number:    (805) 677-6720
                                ---------------

Securities  to  be  registered  under  Section  12(b)  of  the  Act.

      NONE

Securities  to  be  registered  under  Section  12(g)  of  the  Act:

                       Common  Stock  $.01  Par  Value
                              (Title  of  class)

                                     PART I

Item  1.  DESCRIPTION  OF  BUSINESS

GENERAL
Interactive   Buyers   Network   International,  Ltd.  (the  "Company")  creates
and markets Internet-based applications for businesses. An Internet-based application is best described as computer software and data that reside on a remote server, rather than the user's computer, where that software and data are accessed over the Internet. The Company intends to generate fees by licensing its Internet-based applications for use by businesses. Currently, the Company offers two such applications, Virtual Source Network and Virtual Source Publisher. Virtual Source Network may be used by corporate clients to purchase goods and services via the Internet. Virtual Source Publisher is a do-it-yourself web site builder that allows a user to establish its own Internet web site. Both of these products are described in greater detail immediately below. The Board of Directors, subject to the approval of the Company's shareholders, has recently approved a change of the name of the Company to Vsource, Inc.

VIRTUAL  SOURCE  NETWORK
Currently all financial, technical and marketing resources of the Company are dedicated to Virtual Source Network. In return for initial costs and fees totaling between $25,000 and $300,000, plus transaction fees of up to $1.00, per electronic purchase, clients may obtain access to Virtual Source Network and use it for corporate procurement via the Internet on a pilot program basis. Full implementation may cost the client as much as $2,000,000 before full-scale operation is achieved. These initial cost figures are approximate because most of the costs result from the use of outside systems consultants (non-Company employees) needed to integrate Virtual Source Network into a client's existing computer systems. Management expects that these costs will vary significantly from client to client.

By accessing a Virtual Source Network web site, the client, or buyer, uses its customized version of Virtual Source Network to initiate a request for quotation which is electronically distributed to vendors via the Internet. Vendors respond, via the Internet, with price quotations for the items requested. At that point, the buyer may select one of the vendor quotations and send an electronic purchase order, or the buyer may communicate electronically with the vendor regarding counter-proposals or to request additional information. This Internet version of Virtual Source Network has just recently been made available for use by clients. Currently five Virtual Source Network clients are at various stages of implementation. Generally there are five stages which the Company expects clients to proceed through:

     1.   Decision to select Virtual Source Network.

     2.   Collection of relevant client data.

     3.   Configuration of Virtual Source Network to meet client requirements.

     4.   Pilot operation of Virtual Source Network:

          (a) Without integration into client systems. This pilot operation is expected to cost approximately $25,000 including approximately $18,000 paid to the Company and $3,000 to IBM for training, or

          (b) Limited integration with selected client systems. The cost of this pilot operation may range from $100,000 to $300,000, most of which is expected to represent fees to PricewaterhouseCoopers or other system integrators.

     5. Full integration and operation, which may cost as much as $2,000,000 as described above.

As of August 31, 1999, two beta site clients, one a world leader in the entertainment industry and the other a middle market apparel company, are nearing the end of stage 2 and beginning the work of stage 3. One client, Royal Caribbean Cruise Lines, is at stage 3. One client, Timco-Standard-Tandem, a large aluminum processing company, is at stage 4. One client, Technicolor, is at stage 4 and has begun the planning process for stage 5. To date no revenues have been received from any client as a result of using the new Internet version of Virtual Source Network.

During 1997 and early 1998, the Company offered an earlier version of Virtual Source Network, which was a software application installed on client computers. In return for access to the network, clients paid annual subscription fees of $980.

Virtual Source Network is sold through direct contact by sales people employed by Virtual Source, Inc., a 100% owned subsidiary of the Company. The number of sales people has varied during recent months, and currently there are two of these employees. The Company's president also spends a significant amount of his time on sales efforts. In addition, Virtual Source has one independent sales representative working on a commission-only basis. In March of 1999, the Company verbally established a strategic partnership with Analytics, Inc. of Madison, Connecticut. The Company provides Analytics with access to Virtual Source Network so that Analytics' strategic analysis of their clients' procurement spending data can be displayed over the Internet in a format that the client can edit in a secure, real time environment. Informally, Analytics and the Company have each agreed to make their respective clients aware of the other firm's services, where it seems appropriate for the client in question. The Company has an informal relationship with PricewaterhouseCoopers, pursuant to which each firm has agreed to make its clients and potential clients aware of the other firm's services, in those instances where it seems appropriate for the client. In certain situations, both firms will work together as a team for a particular client. PricewaterhouseCoopers services include consulting to help clients improve their procurement practices, and consulting to assist a client with integration of Virtual Source Network into existing computer systems used by the client. Neither PricewaterhouseCoopers nor the Company pay each other for services rendered. Payments are made by the clients being served.

The Company is a paying client of IBM, who has developed the training program for Virtual Source Network users. Clients of the Company retain the services of IBM in order to train their staffs to use the Virtual Source Network system. In addition, informally, IBM and the Company have each agreed to make their respective clients aware of the other firm's services, where it seems appropriate for the client in question.

VIRTUAL  SOURCE  PUBLISHER
In addition to Virtual Source Network, the Company also offers Virtual Source Publisher, a do-it-yourself web site builder that allows a user to establish its own Internet web site. At this time, Virtual Source Publisher is a secondary priority of the Company. Financial, technical and marketing resources will be dedicated to Virtual Source Publisher only after the needs of Virtual Source Network are addressed. Use of Virtual Source Publisher requires no special technical skills, no additional software, and does not require the services of a consultant. These sites are offered over the Internet, and are marketed through a variety of distributor arrangements. In addition, the Company has provided free sites to high schools and colleges, and plans to offer free sites to churches and other community groups. Once established, these sites will offer other goods and services to group members, including students, church members, and others, through commission-sharing affiliate agreements with Internet retailers. There are existing affiliate agreements with Beyond.com, Varsity Books, and TheGift.com. Other affiliate programs may be added in the future. The Company will receive a portion of the commission earned from such arrangements, and plans to offer these sites as a medium for Internet advertisers. Advertising revenue would be shared with the schools, churches, or community groups who agree to participate. Management does not expect commissions received from affiliate agreements to be material through the next eighteen months and perhaps, not even then. It is not practical at this date to estimate potential revenues from affiliate agreements.

The Company has a verbal arrangement with Group IV, Inc. to distribute Virtual Source Publisher web sites to its national subscriber base of approximately 500,000 small businesses. Group IV will also be providing that subscriber base with information about Virtual Source Network.

The Company also offers potential users the ability to set up their own Virtual Source Publisher web sites by directly accessing one of the Company's web sites. Those sites are: http://www.vsource.net or http://www.fillintheblanks.com. At this point there are several hundred Virtual Source Publisher web sites up and running in total, although many of the users have not progressed to a point where their sites are functioning as fully operational businesses. Management does not intend to dedicate the programming resources necessary to complete the automatic credit card billing until the higher priority work related to Virtual Source Network is completed. When the automatic credit card billing is completed, if ever, and users' credit cards start to be charged, the Company believes that a significant number of users may discontinue their Virtual Source Publisher web sites rather than paying the monthly charges. Management does not expect to receive revenues from Virtual Source Publisher until 2000 or 2001, if ever. It is not practical to estimate the start date or amount of potential revenues. No assurance can be given that the automatic credit card billing system will be completed or that, if completed, sales of Virtual Source
Publisher   will   generate   significant   income   for   the   Company.

Virtual   Source   Publisher  is  sold  directly  by  the  Company  and  through distributors. There are approximately fifteen Virtual Source Publisher distributors at this point, although most of them have not sold any Virtual Source Publisher web sites. Since the Company's top priority is Virtual Source Network, not much effort is being made, at this time, to sell Virtual Source Publisher, or to encourage Virtual Source Publisher distributors. To date, no Virtual Source Publisher revenue has been received, no commissions have been earned by DX3, Inc. (see HISTORY, below) and no commission expense has been accrued by the Company.

OTHER INFORMATION: GOVERNMENT APPROVALS, DEPENDENCE ON SUPPLIERS, TRADEMARKS, EMPLOYEES AND INDEPENDENT CONTRACTORS

GOVERNMENT APPROVALS
While there are no governmental approvals required specifically related to the licensing or use of Virtual Source Network or Virtual Source Publisher, and no direct governmental regulation, that could change. In those circumstances, competitors with larger administrative staffs and more financial resources will be in a better position to comply with this regulation and obtain any necessary approvals. However, management is not aware of any pending or anticipated government regulations that will negatively impact the Company in a material way.

DEPENDENCE ON SUPPLIERS
The Company is not dependent on suppliers of raw materials, although it is dependent on the Internet, including the ability to communicate with its remote servers. The Company's clients are also dependent on the Internet for this communication, without which clients would be unable to use any of the Internet-based services provided by the Company.

TRADEMARKS
Virtual Source Network is listed on the Supplemental Register of Trademarks maintained by the U. S. Patent and Trademark Office. The Company has no other trademarks or patents.

EMPLOYEES AND INDEPENDENT CONTRACTORS
As of August 31, 1999, The Company had sixteen (16) full-time employees, four of whom are executive officers, one part-time employee who is an executive officer, and one active independent sales representative working on a commission-only basis. There is one other independent sales representative that may be re-activated in the future. In addition, the Company has engaged twelve independent contractors who are working on a variety of technical systems and programming projects.

HISTORY
The Company was incorporated in the state of Nevada on October 22, 1980 as Cinema-Star Corporation, in September 1989 was re-named Dyna-Seal Corporation, and subsequently changed its name several times prior to becoming inactive. In July 1995, the Interactive Buyers Network International, Ltd. name was established. Prior to becoming Interactive Buyers, the entity was a dormant corporation with no significant business, assets or liabilities although it did have several hundred public shareholders. The Board of Directors, subject to the approval of the Company's shareholders, has recently approved a change of the name of the Company to Vsource, Inc.

In July 1995, the Company acquired all the shares of Buyer/Seller Interactive Software, Inc., which had been incorporated July 11, 1995 in the state of Nevada. The acquisition was accounted for as a purchase. Buyer/Seller Interactive was a software development company, working on an interactive system that would allow corporate buyers and sellers to conduct business electronically. At that time the Company changed its name to Interactive
Buyers Network International, Ltd. As noted earlier, subject to shareholder approval, the Company's board of directors has approved a name change to Vsource, Inc. in order to be more consistent with the names of the Company's two Internet applications. In December of 1996, control of the Company was acquired by Joseph E. Thomure and Samuel E. Bradt through the exchange of $305,000 in convertible notes for 3,028,900 new shares of the Company's common stock. Mr. Thomure then became Chairman, President and Chief Executive Officer, and Mr. Bradt became Chief Financial Officer. In early 1997, the Company raised additional capital by issuing common stock, with the result that no one individual or group of shareholders retained voting control of the Company.

In May of 1997, Robert C. "Jay" McShirley, founder of Buyer/Seller Interactive and originator of the Virtual Source Network concept, replaced Mr. Thomure as President and CEO of the Company. Mr. Thomure became inactive in the business at that point, and did not stand for re-election to the board of directors. Mr. Bradt continued as Chief Financial Officer, and replaced Mr. Thomure as Chairman of the Board. In July of 1997, Buyer/Seller Interactive changed its name to Virtual Source, Inc.

Virtual Source Publisher was acquired on June 1, 1998, when the Company acquired all of the outstanding shares of Wpg.Net, Inc. for consideration valued at $1,186,555. The Company issued 500,000 shares of common stock with a fair value of $625,000 ($1.25 per share), plus stock options on 500,000 shares with a fair value of $561,555. The options vest ratably, on a monthly basis, over the 3 years subsequent to the purchase. If Wpg.Net, Inc. division revenues reach $500,000 before the 3 years vesting period has expired, the additional 500,000 share option vests immediately. The former shareholders of Wpg.Net, Inc. are entitled to a commission of 50% of Virtual Source Publisher revenue generated by the Wpg.Net, Inc. division. If the Virtual Source division sales force generates the revenue, the former Wpg.Net, Inc. shareholders are entitled to a commission of 25% of the revenue. In the event that the Company is sold, the former Wpg.Net, Inc. shareholders are entitled to a one-time payment of $3,000,000, the options vest immediately, and all commission obligations cease to accrue at that time. The Company guaranteed a minimum stock price of $7.00 per share for stock held by the former Wpg.Net, Inc. shareholders upon the sale of the Company.

The above payments that may be due to the former shareholders of Wpg.Net, Inc. will be paid to DX3, Inc. DX3, Inc. is a corporation formed by and owned by the former shareholders of Wpg.Net, Inc., now a wholly-owned subsidiary of the Company, and was established to receive the consideration paid by the Company for the acquisition of Wpg.Net. The 500,000 shares of common stock and the option to purchase another 500,000 shares granted for the acquisition of Wpg.Net were issued in the name of DX3, Inc. To date, no Virtual Source Publisher revenue has been received, and no commissions have been earned by DX3, Inc.

In conjunction with the acquisition of Wpg.Net, three of Wpg.Net's executives signed one-year employment agreements with the Company. The contracts guaranteed the Wpg.Net executives salaries ranging from $49,500 to $77,250 per year. These employment agreements have all expired.

In June 1999, Mr. Robert C. "Jay" McShirley became Chairman of the Company, with Mr. Bradt continuing as Chief Financial Officer. Also, the Company authorized management to transfer all assets, liabilities and operations of its 100% owned subsidiary, Wpg.Net, Inc., into Virtual Source, Inc., its other 100% owned subsidiary, to be followed by the dissolution of the Wpg.Net, Inc. corporate entity. Following that action, the Company will function as a holding company with Virtual Source, Inc. as its only subsidiary.

RISK  FACTORS

UNCERTAINTY OF THE COMPANY'S ABILITY TO CONTINUE AS A GOING CONCERN; NEED FOR ADDITIONAL CAPITAL The Company's auditor has included a "Going Concern" comment in the footnotes to its financial statements, indicating that operating losses and a stockholders' deficit at January 31, 1999, create an uncertainty about the Company's ability to continue as a going concern. The Company is pursuing various financing alternatives. In April 1999, the Company completed an offering of common stock under Rule 504 of Regulation D, where it raised $1,000,000, less offering costs of approximately $5,000. The Company also raised $100,000 in the quarter ended July 31, 1999 and $400,000 in August, 1999 in private placements from existing shareholders. The Company expects these proceeds to fund operations through November or December 1999. Since the Company has not yet earned any significant revenues, additional funds will be needed in the near future. Since the Company's financial position does not support bank financing or other conventional debt financing, additional common shares will likely be issued, thus resulting in further shareholder dilution. Even after that, the Company may need to raise additional funds and it cannot be certain that additional financing will be available on favorable terms, if at all. Should the Company not be successful in raising further capital, as to which no assurance can be given, the Company may not be able to continue its operations.

INTANGIBLE ASSETS REPRESENT UNUSUALLY LARGE PERCENTAGE OF THE COMPANY'S TOTAL ASSETS

The Company's financial position at July 31, 1999 includes $725,115 of intangible assets, representing over 53% of the Company's total assets. This is an unusually large percentage, and emphasizes the fact that the Company does not have significant tangible assets, and does not have substantial liquid reserves, thus making it almost totally dependent upon operating funds obtained from investors, at this point in time. No assurance can be given that these funds will be available upon terms acceptable to the Company.

LIMITED  OPERATING  HISTORY
Virtual Source Network, the Company's primary service offering, began operations in October 1996 when the earlier version of Virtual Source Network, a software application for personal computers rather than an Internet application, was successfully installed and used at a private company in southern California. The Company has had a limited operating history since then, although it did successfully install the earlier Virtual Source Network version (personal computer application) for several clients, and was paid the annual subscription rate then in effect. This limited history makes an evaluation of the Company's future prospects very difficult. The new Internet version of Virtual Source Network has been made available for evaluation and use by five different companies, each at various stages of the implementation process (see Item 1. DESCRIPTION OF BUSINESS-VIRTUAL SOURCE NETWORK). The Internet version of Virtual Source Network is a much more powerful system and, at the same time, much more complex than the earlier version. To fully benefit from the capabilities of the new system, it should be integrated with the existing computer systems being used by the client, such as their inventory management, accounts payable, and general accounting systems. This takes time, and must be fit into the work schedules of the Information Technology Departments at client companies. At this point in time, work on these integration projects is being delayed by many higher priority client projects associated with Y2K issues. Focus on Y2K issues is likely to intensify as the year 2000 approaches, and may result in further delays in Virtual Source Network installations beyond January of the year 2000. See YEAR 2000 RISK, below, and Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS-IMPACT OF Y2K. In addition, certain systems projects
must   be   completed,   either   at   client   companies,   or
with respect to Virtual Source Network modifications requested by clients, in order to meet information needs of their unique systems before Virtual Source Network becomes fully operational for those clients. Each company is different, and information needs as well as preferences of management differ. The Company intends to accommodate many of these special requests. There can be no assurance that any client will ever produce substantial revenues for the Company.

RISKS OF EARLY STAGE COMPANY; NEW, RAPIDLY CHANGING MARKET; NEED TO ATTRACT LARGE TECHNOLOGICALLY ADVANCED CORPORATIONS The market for Internet applications and services is at an early stage, and changing rapidly. Internet procurement is a new market. Its rate of growth and change is unpredictable, as is the nature of this change. The Company will encounter the risks and difficulties often encountered by early-stage companies in new and rapidly evolving markets. The Company's initial success will depend upon attracting several large, technologically advanced corporations to use Virtual Source Network, and their favorable results from this usage. Subsequent success will depend on the Company's ability to communicate these early successes to the marketplace, thus attracting significant numbers of other businesses and buying organizations. No assurance can be given that the Company will be successful in the marketplace, or if successful, that it will attract significant numbers of clients. There can be no assurance that an adequate demand for, and usage of, the Company's products will develop.

COMPLEX IMPLEMENTATION AND INTEGRATION OF VIRTUAL SOURCE NETWORK MAY IMPEDE MARKET PENETRATION The installation of Virtual Source Network, and integration with a client's systems currently in use is a complex, time consuming and expensive process. The Company's management estimates that the installation and integration process may take anywhere from four months to six months, depending on the size of the client company, the complexity of its operations, the configurations of its current computer systems, and other systems projects that compete for the time and attention of the Information Technology departments of the clients. Management expects that most integration projects will involve various integrators as outside systems consultants to the client, and estimates the combined cost (to the client) of internal and external resources applied may be as much as $2,000,000 per installation. The Company's ability to continually enhance the features of Virtual Source Network, in response to client's widely differing needs, is yet to be proven. As a result, Virtual Source Network may not achieve significant market penetration in the near future, or ever. Failure to achieve significant market penetration would have negative consequences for the Company.

LARGE OPERATING LOSSES EXPECTED TO CONTINUE The Company has accumulated net losses of $6.0 million through July 31, 1999, the end of the second quarter of fiscal 2000. Since inception, the Company has not had material revenues, and has recognized no revenues at all from the Internet version of Virtual Source Network. The Company expects to derive the majority of its revenues from Virtual Source Network fees over the next five years. In addition, provided that revenues develop more or less as expected, the Company expects to spend as much as 10 million to 15 million dollars per year, during the next two or three years, on marketing, sales, technology development, training and administration. There can be no assurance that the Company will be able to fund these expenses. Failure to fund these expenses would have materially adverse consequences for the Company.

MARKET LIMITATIONS DUE TO APPLICATION OF PENNY STOCK RULES TO THE COMMON STOCK OF THE COMPANY The securities of the Company are subject to a Securities and Exchange Commission rule that imposes special sales practice requirements upon broker-dealers who sell such securities to persons other than established customers or accredited investors. For purposes of the rule, the phrase "accredited investors" means, in general terms, institutions with assets in excess of $5,000,000, or individuals having a net worth in excess of $1,000,000 or having an annual income that exceeds $200,000 (or that, when combined with a spouse's income, exceeds $300,000). For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the securities of the Company and also may affect the ability of any shareholder to sell their securities in any market that might develop for the common stock.

In addition, the Securities and Exchange Commission has adopted a number of rules to regulate "penny stocks." Such rules include Rules 3a51-1, 15g-1, 15g-2, 15g-3, 15g-4, 15g-5, 15g-6 and 15g-7 under the Securities Exchange Act of 1934, as amended. Because the securities of the Company constitute "penny stocks" within the meaning of the rules, the rules apply to the Company and to its securities. The rules may further affect the ability of owners of shares to sell the securities of the Company in any market that might develop for them.

Shareholders should be aware that, according to Securities and Exchange Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) "boiler room" practices involving high-pressure sales tactics and unrealistic price projections by inexperienced sales person; and (iv) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequent investor losses.

INCREASED OPERATING EXPENSES EFFECT ON OPERATIONS AND PRICE OF COMMON STOCK The Company plans to increase operating expenses to expand its sales and marketing operations, establish new strategic relationships, fund additional systems development, and increase its business and technical staff. These planned expenses will increase operating losses during reporting periods before significant revenues develop. This could lead to drops in the market price of the Company's shares.

SUBSTANTIAL COSTS OF ANY SECURITIES LITIGATION COULD DIVERT LIMITED RESOURCES OF THE COMPANY In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. The Company could become a target of similar securities litigation. Litigation of this type could result in substantial costs and divert management's attention and resources.

DEPENDENCE ON VIRTUAL SOURCE NETWORK ANTICIPATED REVENUES The Company expects that when revenues do develop, substantially all of those revenues will come from Virtual Source Network clients. Although Virtual Source Network fees are believed by management of the Company to be below those currently charged for leading competitive systems and services, future reductions in competitive prices could negatively impact the demand for, or usage of, Virtual Source Network. These changes may impede Virtual Source Network's ability to achieve broad market acceptance, thus negatively impacting the Company's opportunity to eventually become profitable. There can be no assurance that broad and timely acceptance of Virtual Source Network, which is critical to the Company's future success, will be achieved. Failure to achieve anticipated revenues would have adverse consequences for the Company.

COMPETITIVE "BUSINESS-TO-BUSINESS" INTERNET COMMERCE MARKET; EFFECT ON MARKET SHARE AND BUSINESS The market for Virtual Source Network is very competitive, evolving and subject to rapid technological change. Intensity of competition is likely to increase in the future. Increased competition from new competitors is likely to result in loss of market share, which could negatively impact the Company's business. Competitors vary in size, and in the scope and breadth of the products and services offered. Virtual Source Network will encounter competition from Ariba, Clarus, Commerce One, Concur Technologies, Extricity, GE Information Services, Intelysis, Netscape Communications, Purchase Pro, and TRADE'ex Electronic Commerce Systems. Virtual Source Network may also encounter competition from several major enterprise software developers, such as Oracle, PeopleSoft and SAP who are not presently considered to be direct competitors, but who have announced intentions to enter into the market. In addition, because there are relatively low barriers to entry in this market, additional competition from other established and emerging companies may develop.

Many current and potential competitors have longer operating histories, significantly greater financial, technical, marketing and other resources than the Company, significantly greater name recognition, and a larger installed base of customers. In addition, many of the competitors have well-established relationships with the Company's clients and potential clients, and have extensive knowledge of the industry. Current and potential competitors have established or may establish cooperative relationships among themselves or with third parties to increase the ability of their products to address customer needs. Accordingly, it is possible that new competitors, or alliances among competitors, may emerge and rapidly acquire significant market share. Actions taken by the Company competitors, including price cuts, new product introductions and enhancements could have material adverse consequences for the Company. There can be no assurance that the Company will be able to compete with price cuts, or develop, introduce and market enhancements to its service on a timely basis to compete successfully in this market.

VIRTUAL SOURCE NETWORK REVENUES EXPECTED FROM A LIMITED NUMBER OF CLIENTS, MEANING INCREASED POTENTIAL IMPACT OF CUSTOMER LOSS The Company expects that Virtual Source Network revenues, if any, during the current fiscal year will come from a small number of clients, perhaps as few as five or less. The loss of any single customer or change in a client's budget could have a substantial negative impact on the business of the Company.

THIRD PARTIES IMPLEMENT/INTEGRATE VIRTUAL SOURCE NETWORK; NEGATIVE IMPACT UPON REVENUE GOALS IF THIRD PARTIES UNAVAILABLE OR DO NOT PERFORM The Company expects to rely, almost exclusively, on a number of third parties to propose and explain Virtual Source Network to prospective clients, to implement Virtual Source Network, to integrate Virtual Source Network with clients' existing systems, and to train users. The Company's ability to support its strategic partners, in pursuit of large numbers of buyers and suppliers, is yet to be proven. If the Company is unable to establish and maintain effective, long-term relationships with these third parties, or if these third parties are unable to meet the needs and expectations of Virtual Source Network clients, the Company would have difficulty achieving its revenue goals. The Company has established relationships with PricewaterhouseCoopers for integration of Virtual Source Network into the clients technology departments; with Analytics, Inc. for analysis of client dollars spent, and potential benefits of Internet procurement, and with IBM for training of clients in the use of Virtual Source Network. This strategy may also require that the Company develop new relationships with third party implementers/integrators as the number of Virtual Source Network users increases.

A number of potential competitors, including Oracle, SAP and PeopleSoft, have significantly more well-established relationships with these third parties and, as a result, these third parties may be more likely to recommend competitors' products and services.

VENDORS ARE ESSENTIAL TO SUCCESS OF VIRTUAL SOURCE NETWORK; NEGATIVE IMPACT OF VENDORS' FAILURE TO JOIN THE NETWORK In order to operate, Virtual Source Network requires that vendors be able to access the network and that client buyers be able to communicate their requirements electronically to vendors.
Currently, vendors can access Virtual Source Network even if they have not joined the network, but it is far more efficient if a vendor does join the network. It is necessary that a client's key vendors join the network in order to achieve the full benefits of the system, and the Company does expect that vendors will join. Network membership is now free for any vendor, and client buyers joining Virtual Source Network make direct requests of their key vendors that they join. When a large corporation requests that its vendors adapt to a new purchasing process, and that change is free, there is a strong incentive for those vendors to make that change, and to protect their customer relationships. To date there has been no significant vendor resistance to joining the new Internet version of Virtual Source Network. During 1996 and 1997, however, the Company found significant vendor resistance to joining the Virtual Source Network. Vendors viewed Virtual Source Network as another increase in competitive price pressure. They also saw an increased possibility of losing customers to lower cost vendors not previously competing for the business. Vendors also resisted annual subscription fees of $980. Finally, the non-Internet version was more difficult for vendors to operate. Since 1997 several important changes have occurred. First, electronic commerce and the resultant increased competition have become more accepted by vendors. It is management's opinion that most vendors believe that they will eventually be required to do business electronically, if they have not already started. Second, the Internet version of Virtual Source Network is easier for vendors to use. Finally, the Company no longer charges subscription fees to vendors. Despite these changes, there can be no assurance that vendor resistance will not again develop. Should significant new vendor resistance develop, that could slow adoption of Virtual Source Network by clients, and negatively impact potential revenues of the Company.

SUBSTANTIAL  COSTS  OF  ANY  PRODUCT  LIABILITY  CLAIMS;  NO  PRODUCT  LIABILITY
INSURANCE Errors, defects or other performance problems with Virtual Source Network could result in financial or other damages to our clients. Management believes that the contractual limits of liability, indemnification provisions and disclaimers of warranties should eliminate liability of the Company in the event of a product liability claim. A product liability claim, however, even if not successful, would likely be time consuming and costly and could seriously harm the Company. The Company does not maintain product liability insurance. Although the terms and conditions in Virtual Source Network user agreements contain disclaimers of any warranties designed to limit exposure to these claims, existing or future laws, or unfavorable judicial decisions, could weaken or negate these provisions and have materially adverse consequences for the Company.

SUCCESS DEPENDS ON KEY PERSONNEL; NO "KEY MAN" LIFE INSURANCE Future performance depends on the continued service of key personnel, and the ability to attract, train, and retain additional technical, marketing, customer support, and management personnel. The loss of one or more key employees could negatively impact the Company, and there is no "key man" life insurance in force at this time. However, the Company does plan to obtain this insurance. Competition for qualified personnel is intense, and there can be no assurance that the Company will retain key employees, or attract and retain other needed personnel.

PROTECTION OF INTELLECTUAL PROPERTY; LACK OF PATENTS; POTENTIAL PIRATING The Company's success depends to a large extent on its exclusive technology, and relies on a combination of contractual provisions, confidentiality procedures, trade secrets, copyrights and trademark protections. The Company has no patents at this point, and the Company's technologies may not be patentable. Despite efforts to protect its exclusive rights, unauthorized parties may attempt to copy aspects of that technology, or to obtain and use our exclusive information. Policing unauthorized use of this technology is difficult, and while the Company is unable to determine the extent to which piracy of the Company's software may exist, software piracy can be expected to be a persistent problem. Further, competitors may independently develop similar technology, or duplicate the Company's services without violating intellectual property rights.

At present, the Company's technologies are owned outright by the Company. However, the Company may in the future have to license or otherwise obtain access to intellectual property of third parties.

SUBSTANTIAL COSTS OF ANY INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS There has been a substantial amount of litigation in the software industry and the Internet industry regarding intellectual property rights. It is possible that in the future, third parties may claim that the Company's technology may infringe their intellectual property. Management is not aware of any infringement or claim of infringement by a third party. It is expected that software product developers and providers of electronic commerce solutions will increasingly be subject to infringement claims as the number of products and competitors grows and the functionality of products in different industry segments overlaps. Any claims, with or without merit, could be time-consuming, resulting in costly litigation.

STRAIN ON LIMITED RESOURCES DUE TO NEED TO MANAGE GROWTH AND EXPANSION The Company anticipates a period of significant expansion and growth, which most likely will place significant strain upon management, systems, and resources. Failure to properly manage that growth and expansion, if and when it occurs, will jeopardize the future of the business.

YEAR  2000  RISK
Although  management   believes  that  its  internally   developed  systems  and
technology are Year 2000 compliant, certain other technologies nevertheless could be substantially impaired, or cease to operate, due to Year 2000 problems. See Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND RESULTS OF OPERATIONS-IMPACT OF Y2K. The Company relies on information technology supplied by third parties as well, and strategic partners may also be dependent on information technologies not Year 2000 compliant, and on their own third-party vendor systems that may be at risk. These Year 2000 problems could adversely affect the Company. Further, the Internet itself could face serious disruptions arising from Year 2000 problems.

Many potential Virtual Source Network clients have implemented policies that prohibit or strongly discourage making changes or additions to their internal computer systems until after January 1, 2000. Further, some technology budgets have been diverted from other projects to deal with Year 2000 issues. The Company has already experienced delays in the new client decision-making process for this reason, and expects delays to continue through December 31, 1999, and into 2000.

THE COMPANY'S DEPENDENCE UPON, AND RISKS  RELATED  TO,  THE  INTERNET
The use of Virtual Source Network and Virtual Source Publisher depends on the increased acceptance and use of the Internet as a medium of commerce and communication. While management believes that acceptance and use of the Internet will continue to increase at very rapid rates, it is not guaranteed. If that growth does not continue, clients may not adopt or use these new Internet technologies at the rates management has assumed, and the Company may not be as successful as originally thought. Further, even if acceptance and use of the Internet does increase rapidly, but the technology underlying the Internet and other necessary technology and related infrastructure does not effectively support that growth, the Company's future would be negatively impacted.

POTENTIAL BREACHES OF THE COMPANY'S SECURITY SYSTEMS A significant barrier to electronic commerce and communications is the secure transmission of confidential information over public networks. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in compromises or breaches of the Company's security systems or those of other web sites to protect the Company's exclusive information. If any well-publicized compromises of security were to occur, it could have the effect of substantially reducing the use of the web for commerce and communications. Anyone who circumvents the Company's security measures could misappropriate its exclusive information or cause interruptions in services or operations. The Internet is a public network, and data is sent over this network from many sources. In the past, computer viruses, software programs that disable or impair computers, have been distributed and have rapidly spread over the Internet. Computer viruses could theoretically be introduced into the Company's systems, or those of our clients or vendors, which could disrupt Virtual Source Network or Virtual Source Publisher, or make it inaccessible to clients or vendors. Although language in its user agreement places responsibility with users to protect Virtual Source Network from such threats, the Company may be required to expend significant capital and other resources to protect against the threat of security breaches or to alleviate problems caused by breaches. To the extent that the Company's activities may involve the storage and transmission of exclusive information, such as credit card numbers, security breaches could expose the Company to a risk of loss or litigation and possible liability. Despite provisions to the contrary in its user agreements, the Company's security measures may be inadequate to prevent security breaches, and business could be seriously impacted if they are not prevented.

GOVERNMENT  REGULATION
As Internet commerce continues to grow, the risk that federal, state or foreign agencies will adopt regulations covering issues such as user privacy, pricing, content and quality of products and services, increases. It is possible that legislation could expose companies involved in electronic commerce to liability, which could limit the growth of electronic commerce generally. Legislation could dampen the growth in Internet usage and decrease its acceptance as a
communications   and  commercial  medium.  If  enacted,  these  laws,  rules  or
regulations    could    limit   the   market   for   the   Company's   services.

One or more states may seek to impose sales tax collection obligations on out-of-state companies like the Company that engage in or facilitate electronic commerce throughout numerous states. These proposals, if adopted, could substantially impair the growth of electronic commerce and could adversely affect the Company's opportunity to derive financial benefit from these activities.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements in this document constitute forward-looking statements. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

Although management believes that the expectations reflected in the forward-looking statements are reasonable, there is no guarantee that future results, levels of activity, performance or achievements will be attained. Moreover, neither management nor any other person assumes responsibility for the accuracy and completeness of these statements.

INDUSTRY  OVERVIEW

The Internet has emerged as the fastest growing communication medium in history. Management estimates there were approximately 100 million users at the end of 1998, with projected growth to more than 300 million users by 2002. The Internet is dramatically changing how businesses and individuals communicate and share information. The Internet has created new opportunities for conducting commerce, such as business-to-consumer and person-to-person electronic commerce. Recently, the widespread adoption of intranets and the acceptance of the Internet as a business communications medium has created a foundation for business-to-business electronic commerce that will enable organizations to streamline complex processes, lower costs and improve productivity.

With this foundation, management believes that Internet-based, business-to-business electronic commerce is poised for rapid and substantial growth and represents a significantly larger opportunity than business-to-consumer or person-to-person electronic commerce. Management expects that this market will create a substantial demand for Internet-based electronic commerce applications.

Today, most organizations buy goods and services through paper-based or semi-automated processes. These processes are costly, time consuming and complex and often include the re-keying of information, lengthy approval cycles and significant involvement of financial and administrative personnel. Management estimates that the cost of each corporate purchasing transaction ranges from $75 to $175, often exceeding the cost of the items being purchased. Beyond the time and expense associated with manual processing costs, organizations suffer even greater costs when they cannot fully exploit procurement economies of scale. Most organizations lack the systems that enable them to monitor purchases and compile data necessary to negotiate better volume discounts with preferred suppliers. When preferred suppliers are not used, the cost of items purchased tends to be higher.

With the increasingly widespread use of the Internet, businesses are now in a position to further automate purchasing activities. The availability of this technology creates a significant market opportunity for Internet-based business-to-business electronic commerce solutions.

COMPETITION

The market for Virtual Source Network is very competitive and likely to become more so, and is subject to rapid technological change. Increased competition is likely to result in price reductions, to some extent caused by Virtual Source Network pricing which management believes is below current industry averages. See COMPETITIVE "BUSINESS-TO-BUSINESS" INTERNET COMMERCE MARKET; EFFECT ON MARKET SHARE AND BUSINESS, above. Although management believes that Virtual Source Network compares favorably with respect to most competitive offerings, and favorably with respect to overall cost, Virtual Source Network does not yet have a large referral base, nor large numbers of buyers or vendors using the network, and its performance has yet to be proven with regard to the new
Internet version of Virtual Source Network. As a result, it is yet to be seen whether Virtual Source Network can compete successfully.

Item  2.  MANAGEMENT'S  DISCUSSION  AND  ANALYSIS  AND  RESULTS  OF  OPERATION

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS - FISCAL YEAR ENDED JANUARY 31, 1999 COMPARED TO FISCAL YEAR ENDED JANUARY 31, 1998:

The Company's business is at an early stage, and is in transition from a firm primarily engaged in technology development and refinement, to a firm that is marketing and selling its services. During the last two fiscal years, expenditures have been made primarily for the purpose of developing, testing and improving the Company's two Internet applications, Virtual Source Network and Virtual Source Publisher. A modest amount of revenue has been received from Virtual Source Network users paying annual subscription fees, but that revenue ceased when efforts turned to the development of the Internet version of Virtual Source Network, and a decision was made to charge transaction fees for usage of Virtual Source Network rather than subscription fees. Substantially all the cash required for operations during fiscal years ended January 31, 1998 and 1999 has come from investors. Other than convertible demand notes of $857,200 at January 31, 1999, and normal accounts payable, the Company has no outstanding debts.

REVENUE
Revenue in fiscal 1999 was $61,387, down $10,628 (14.8%) from $72,015 in fiscal 1998. Both figures consisted primarily of subscription revenues and, as stated above, the Company's policy of charging subscription fees has been discontinued, so revenues from this source will cease.

GENERAL & ADMINISTRATIVE EXPENSES
Expenses  in  fiscal  1999  were  $651,007  up $299,295 (85.1%) from $351,712 in fiscal 1998. The increase was primarily due to the added payroll and operating expenses associated with Wpg.Net, Inc., which was acquired in June of 1998. The Company, from time to time, issues shares of its common stock to employees as bonuses and to outside consultants in lieu of fees. 403,722 shares were issued for the fiscal year ended January 31, 1998, at an expense of $168,556 to the Company. 318,500 shares were issued for the fiscal year ended January 31, 1999 at an expense of $149,695.

RESEARCH AND DEVELOPMENT
Expenses  in  fiscal year 1999 were $1,263,720 up $580,984 (85.1%) from $682,736 in fiscal 1998, primarily due to the addition of technical personnel in the Wpg.Net, Inc. office near Seattle, Washington. The work performed in fiscal 1999 was related to Virtual Source Network, and Virtual Source Publisher, whereas in 1998, the work was exclusively on Virtual Source Network. The Company does no work that would be considered pure research, or basic research.

NET LOSS FROM OPERATIONS
The Net Loss from Operations during fiscal year 1999 was $1,853,340, up $890,907 (92.6%) from a loss of $962,433 in fiscal 1998, primarily because of the increase in general and administrative expense noted above.

LOSS ON ABANDONMENT OF EQUIPMENT
Loss on Abandonment of Equipment was zero in fiscal 1999, down 100% from a loss of $27,856 in fiscal 1998. In the fiscal year ended January 31, 1998, laptop computers valued at $27,856 were written off. There was no similar write-off in fiscal 1999. The laptops in question were provided to an eighteen person sales force in early 1997. The sales approach used at that time proved particularly unsuccessful, and was terminated. By that time, the laptop computers had become partially obsolete and their value had decreased significantly. The Company elected not to upgrade them, nor to attempt collection from the terminated sales people.

LITIGATION SETTLEMENT
The litigation settlement in fiscal 1999 was $91,110, up from zero in fiscal 1998. During fiscal 1999, a mutual compromise settlement between the Company and its landlord resulted in a $30,000 cash payment to the Company and free rent for one year beginning December 1, 1998. The $91,110 settlement included that cash payment, the free rent, and reimbursement of legal fees and costs associated with the move. There was no similar litigation or settlement in the prior year.

NET LOSS
The  Net  Loss for fiscal 1999 was $1,762,230, up $771,941 (78.0%) from $990,289 in fiscal 1998. The largest factor contributing to the increase in fiscal 1999 net loss, compared to the prior year, was the increased payroll and operating expense associated with the June 1998 acquisition of Wpg.Net, Inc.

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING
Weighted Average Common Shares Outstanding were 10,529,147 during fiscal 1999, up 1,336,336 (14.5%) from 9,192,811 in fiscal 1998. During fiscal 1999, 500,000 shares were issued as consideration in the acquisition of Wpg.Net, Inc., 778,656 shares were issued upon conversion of certain convertible demand notes, and 318,500 shares were issued for services rendered. These issuances were partially offset by the surrender of 1,000,000 shares from two shareholders.

NET LOSS PER COMMON SHARE
The Net Loss per Common Share was $0.17 in fiscal 1999, up $.06 (54.6%) from $0.11 in fiscal 1998. The percentage increase in loss per share was less than the percentage increase in Net Loss, because of the increase in Weighted Average Common Shares Outstanding.

CASH
Cash at January 31, 1999 was $59,937,  up $4,531  (8.2%) from $55,406 at January
31,  1998.  The  change reflects normal fluctuations in operating cash balances.

ACCOUNTS RECEIVABLE
Accounts Receivable were $3,590 at January 31, 1999, down $23,973 (86.9%) from $27,563 at January 31, 1998. The decrease in accounts receivable from year to year is a direct result of the Company's change in pricing structure of the new Internet version of Virtual Source Network from a subscription basis to a transaction usage fee basis. During the transition period the subscription fees were discontinued and the transactional fees had not yet developed.

TOTAL CURRENT ASSETS
Current Assets were $63,527, down $19,442 (23.4%) from $82,969 at January 31, 1998. The decrease in Current Assets is due to the reduction in Accounts Receivable.

FURNITURE AND FIXTURES
Furniture and Fixtures were $64,588 at January 31, 1999, unchanged from January 31, 1998.

SOFTWARE
Software was $8,899 at January 31, 1999, unchanged from January 31, 1998.

ACCUMULATED DEPRECIATION
Accumulated Depreciation was $50,920 at January 31, 1999, up $21,660 (74.0%) from $29,260 at January 31, 1998. The increase resulted from normal depreciation expense during fiscal 1999.

PROPERTY AND EQUIPMENT, NET
Property and Equipment, Net was $22,567 at January 31, 1999, down $21,660 (49.0%) from $44,227 at January 31, 1998. The year to year reduction is the result of a comparable increase in accumulated depreciation. There was no other change.

PREPAID RENT
Prepaid Rent was $37,500 at January 31, 1999, up from zero at January 31, 1998. The $37,500 of prepaid rent at January 31, 1999 represents the remaining ten months of free rent (at $3,750 per month) available to the Company as a result of the litigation settlement discussed earlier. There was no similar settlement in effect at January 31, 1998.

EMPLOYEE RECEIVABLES
Employee Receivables were $68,027, up $9,400 (16.0%) from $58,627 at January 31, 1998. This increase was primarily due to expense advances.

INTANGIBLE ASSETS
Intangible Assets were $922,875 at January 31, 1999, up from zero at January 31, 1998. This amount represents the unamortized portion of the goodwill, or excess of price paid over book value of assets acquired, booked as a result of the Wpg.Net, Inc. acquisition in June 1998. There was no comparable item at January 31, 1998.

ORGANIZATIONAL COSTS, NET OF ACCUMULATED AMORTIZATION
Net Organizational Costs were $1,757 at January 31, 1999, down $876 (33.3%) from $2,633 at January 31, 1998. The reduction represents normal amortization during the year.

TOTAL OTHER ASSETS
Total  Other  Assets were $1,030,159 at January 31, 1999, up $968,899 (1,581.6%)
from $61,260 at January 31, 1998, primarily due to the large increase in Intangible Assets described above.

TOTAL ASSETS
Total  Assets  were  $1,116,253  at  January 31, 1999, up $927,727 (492.3%) from
$188,456 at January 31, 1998, primarily due to the large increase in Intangible Assets described above.

ACCOUNTS PAYABLE
Accounts Payable were $49,222 at January 31, 1999, up $16,735 (51.5%) from $32,487 at January 31, 1998. This increase represents increases in normal business activity.

ACCRUED LIABILITIES
Accrued Liabilities were $77,785 at January 31, 1999, up $47,597 (157.7%) from $30,188 at January 31, 1998. Most of this increase represents interest expense accrued on the Company's $857,200 of convertible demand notes outstanding at January 31, 1999. This interest is payable in cash at the option of the Company. If not paid in cash, the holders have the right to convert any of this accrued interest into the Company's common stock.

CONVERTIBLE NOTES PAYABLE - RELATED PARTIES
Convertible Notes payable were $857,200 at January 31, 1999, up $659,525 (333.6%) from $197,675 at January 31, 1998. This increase represents the principal amount of new notes issued during the period, less the principal amount of notes converted into common shares during the same period.

TOTAL CURRENT LIABILITIES
On January 31, 1999 Total Current Liabilities were $984,207 up $723,857 (278.0%) from $260,350 on January 31, 1998. This change resulted primarily from the increase in Convertible Notes payable, as described above.

DEFERRED REVENUE
On January  31, 1999  Deferred  Revenue was $3,250  down  $25,469  (88.7%)  from
$28,719 on January 31, 1998. This change represents deferred subscription revenue recognized as income during the period. It also reflects the fact that the Company no longer sells subscriptions to the earlier version of Virtual
Source Network, meaning that no new deferred subscription amounts were added during the period.

TOTAL LIABILITIES
On January 31, 1999 Total Liabilities were $987,457 up $698,388 (241.6%) from $289,069 on January 31, 1998. This change resulted primarily from the increase in Convertible Notes payable, as described above.

COMMON STOCK, $.01 PAR VALUE
Common Stock increased $5,971 or 5.5%, from $108,043 on January 31, 1998, to $114,014 on January 31, 1999. This increase represents the sum of the par value of 778,656 shares issued upon conversion of convertible demand notes, 500,000 common shares issued in connection with the acquisition of Wpg.Net, Inc., and 318,500 shares issued in return for services rendered, less the par value of 1,000,000 shares surrendered by certain shareholders.

PAID-IN-CAPITAL IN EXCESS OF PAR
Paid-in-Capital increased $1,985,668, or 86.0%, from $2,310,724 on January 31, 1998 to $4,296,392 on January 31, 1999. This increase represents the transaction value per share, in excess of par, for each of the shares issued during the fiscal year ended January 31, 1999. See "COMMON STOCK, $.01 PAR VALUE" above.

ACCUMULATED DEFICIT
On January 31, 1999 the Accumulated Deficit was $4,281,610 up $1,762,230 (70.0%) from $2,519,380 on January 31, 1998. This increase represents the Net Loss recorded for the year ended January 31, 1999.

MANAGEMENT DISCUSSION & ANALYSIS OF RESULTS OF OPERATIONS - SIX MONTHS ENDED JULY 31, 1999, COMPARED TO THE SIX MONTHS ENDED JULY 31, 1998:

REVENUE
For the six months ended July 31, 1999 revenue was $7,985, down $33,717 (80.9%) from $41,702 during the six months ended July 31, 1998. This decrease results from the Company's decision, early in the 1999 fiscal period, to discontinue the annual subscription program relative to the previous version of Virtual Source Network. It also reflects the fact that the new Internet version of Virtual Source Network has not yet begun to generate revenue.

GENERAL AND ADMINISTRATIVE EXPENSES
For the six months ended July 31, 1999, General and Administrative Expenses were $576,996, up $273,256 (90.0%) from $303,740 during the six months ended July 31,
1998. This increase was caused primarily by the added payroll and other expenses associated with the operation of Wpg.Net, Inc., acquired in June of 1998, and by additional payroll and systems development expense associated with continuing work on the Internet version of Virtual Source Network.

RESEARCH and DEVELOPMENT
For the six months ended July 31, 1999, Research and Development expenses increased $530,438 (89.9%) to $1,120,052, up from $589,614 for the six months ended July 31, 1998. The increase was due to the addition of technical personnel in the Seattle office, as well as the addition of independent contractors working as systems analysts and programmers in the Seattle office. During the six months ended July 31, 1999, the work was almost exclusively on the Virtual Source Network, as was also true in the six months ended July 31, 1998. The Company does no work that would be considered pure research, or basic research.

NET LOSS FROM OPERATIONS/NET LOSS
For the six months ended July 31, 1999, Net Loss from Operations and Net Loss were identical line items and were each $1,689,063, up $837,411 (98.3%) from $851,652 during the six months ended July 31, 1998. The largest factor contributing to the increased loss is the increase in General and Administrative Expenses, which, in turn, results primarily from the Wpg.Net, Inc. acquisition and the increase in system development efforts, as discussed above.

WEIGHTED AVERAGE COMMON SHARES OUTSTANDING-BASIC
For the six months ended July 31, 1999, the Weighted Average of Common Shares Outstanding was 12,231,402, up 1,474,782 (13.7%) from 10,756,620 during the six months ended July 31, 1998. This increase reflects the issuance of 887,869 shares in connection with a private placement financing, 636,100 shares upon exercise of employee stock options, and 135,932 shares for other purposes, including conversion of convertible demand notes and consideration for services rendered.

NET LOSS PER COMMON SHARE - BASIC
For the six months ended July 31, 1999, the Net Loss per Common Share was $0.14, up $0.06 (75.0%) from $0.08 during the six months ended July 31, 1998. The increased per share loss reflects the $443,996 increase in Net Loss, partially offset by the 1,474,782 share increase in Weighted Average Common Shares Outstanding during the same period.

MANAGEMENT DISCUSSION & ANALYSIS OF FINANCIAL CONDITION - AT JULY 31, 1999, COMPARED TO JANUARY 31, 1999:

CASH
On July 31, 1999 Cash totaled  $438,300,  up $378,363  (631.3%)  from $59,937 on
January 31, 1999. This increase reflects the remaining proceeds of the private placement financing completed in April 1999, plus a $100,000 investment from an existing shareholder in July 1999.

ACCOUNTS RECEIVABLE
On July 31, 1999 Accounts Receivable were zero, down $3,590 (100.0%) from $3,590 on January 31, 1999. This decline resulted from the Company's decision, early in fiscal 1999, to discontinue marketing the previous version of Virtual Source Network while the new Internet version was in development. In addition, the new Internet version has not yet begun to generate revenue, and therefore no new accounts receivable.

TOTAL CURRENT ASSETS
On July 31, 1999 Total Current Assets were $438,300, up $374,773 (589.9%) from $63,527 on January 31, 1999. This increase reflects the remaining proceeds of the private placement financing completed in April 1999 plus the additional $100,000 investment in July 1999 as described above.

FURNITURE AND FIXTURES
On July 31, 1999 Furniture and Fixtures totaled $155,547, up $90,959 (140.8%) from $64,588 on January 31, 1999. This increase represents additional computer hardware purchased, as well as office furniture.

SOFTWARE
On  July  31,  1999  Software  totaled $8,899,  unchanged from January 31, 1999.

ACCUMULATED DEPRECIATION
On July 31, 1999 Accumulated Depreciation totaled $72,170, up $21,250 (41.7%) from $50,920 on January 31, 1999. This increase represents depreciation expense for the six months ended July 31, 1999.

PROPERTY AND EQUIPMENT, NET
On July 31, 1999 Property and Equipment, Net totaled $92,276, up $69,709 (308.9%) from $22,567 on January 31, 1999. This change resulted primarily from the acquisition of computer hardware and office furniture mentioned above.

PREPAID RENT
On July 31, 1999 Prepaid Rent was $15,000,  down $22,500 (60.0%) from $37,500 on
January 31, 1999. This asset represents the free rent negotiated in the Company's settlement agreement with its landlord. The decrease represents six months rent value at $3,750 per month.

EMPLOYEE RECEIVABLES
On July 31, 1999 Employee Receivables totaled $102,597, up $34,570 (50.8%) from $68,027 on January 31, 1999. This change resulted primarily from expense advances to officers and other employees who travel extensively on behalf of the Company. During the first six months of this fiscal year, travel has increased significantly as a result of the Company's greatly increased marketing activities.

INTANGIBLE ASSETS, NET OF AMORTIZATION
On July 31, 1999 Intangible Assets, net, were $725,115, down $197,760 (21.4%) from $922,875 on January 31, 1999. This change resulted primarily from amortization during the six month period. The intangible asset represents Goodwill associated with the June 1998 acquisition of Wpg.Net, Inc.

OTHER ASSETS
On July 31, 1999 Other Assets totaled $1,319, down $438 (24.9%) from $1,757 on January 31, 1999. This was not a material change.

TOTAL ASSETS
On  July  31,  1999  Total  Assets  totaled $1,374,607, up $258,354 (23.0%) from
$1,116,253 on January 31, 1999. This change resulted primarily from the increase in cash (remaining proceeds of private placement), and furniture & fixtures (computer hardware & office furniture).

ACCOUNTS PAYABLE
On July 31, 1999 Accounts Payable totaled $120,487, up $71,265 (144.8%) from $49,222 on January 31, 1999. This change resulted primarily from contract programming expenses associated with development work on Virtual Source Network. Most of these invoices were paid subsequent to July 31, 1999.

ACCRUED LIABILITIES
On July 31, 1999 Accrued Liabilities totaled $87,727, up $9,942 (12.8%) from $77,785 on January 31, 1999. This increase resulted primarily from the accrual of interest due on the Company's outstanding convertible demand notes.

NOTES PAYABLE-RELATED PARTIES
On July 31, 1999 the Company's outstanding convertible demand notes totaled $777,206, down $79,994 (9.3%) from $857,200 on January 31, 1999. This change reflects the net result of new notes issued less notes converted to shares of common stock of the Company.

DEFERRED REVENUE
On July 31, 1999 Deferred  Revenue was $933,  down $2,317 (71.3%) from $3,250 on
January  31,  1999.  This  change  represents  deferred   subscription   revenue
recognized  as  income  during  the  period.

TOTAL LIABILITIES
On July 31, 1999 Total Liabilities were $986,353, down $1,104 (0.1%) from $987,457 on January 31, 1999. This change resulted primarily from the increase in accounts payable and accrued liabilities offset by a reduction in notes payable, all as described above.

COMMON STOCK
On July 31, 1999 the par value of outstanding common shares was $130,614, up $16,600 (14.6%) from $114,014 on January 31, 1999. This change represents the par value of new shares issued during the quarter.

ADDITIONAL PAID-IN-CAPITAL
On July 31, 1999 Paid-in-Capital totaled $6,407,111,  up $2,110,719 (49.1%) from
$4,296,392 on January 31, 1999. This increase represents the value (in excess of par) of new shares issued in connection with the private placement financing completed in April 1999, the additional $100,000 investment in July 1999, options exercised during the period, convertible demand notes converted during the period, and the issuance of stock for services.

ACCUMULATED DEFICIT
On July 31, 1999 the Accumulated  Deficit was $5,970,673,  up $1,689,063 (39.5%)
from $4,281,610 on January 31, 1999. This increase represents the Net Loss recorded for the six months ended July 31, 1999.

NOTES RECEIVABLE - RELATED PARTIES
On July 31, 1999 Notes Receivable-Related Parties was $178,798. There was no comparable item at January 31, 1999. These notes are receivable from employees who exercised stock options in May 1999. The Company's stock option program provides several alternative methods of paying for shares acquired through exercise of options. One of those alternatives is to provide a demand note in the amount of the purchase, payable to the Company.

LIQUIDITY  AND  CAPITAL  RESOURCES
The Company has no revenue at this time, other than small amounts of interest income, and certain non-recurring items. While the Company expects to generate revenue in the future, it is entirely dependent on investor funds at this point in time. At July 31, 1999, the Company had cash balances totaling $438,300, primarily as a result of its private placement of common stock in April 1999. An additional $100,000 was invested by an existing shareholder who purchased additional shares of the Company common stock in July 1999. Since July 31, 1999 an additional $400,000 has been raised as the result of common stock issued to three existing shareholders (one of whom is the individual who invested in July
1999) in private transactions. Management expects those funds to last until November or December 1999. The Company is having conversations with several funding sources but, at this time, no firm commitments have been received, and there can be no assurances that funding commitments will result from these discussions.

The Consolidated Statements of Cash Flows for fiscal years ended January 31, 1999 and 1998 show that net losses ($1,762,230 and $990,289 respectively) represent the primary use of funds in each fiscal year. In fiscal 1999, $153,000 of convertible notes were issued for services, expense reimbursements, and accrual of interest, thus reducing the extent to which cash was required to cover those obligations. Common stock valued at $149,695 was issued for services, similarly reducing the requirement for cash. The $825,000 proceeds from convertible note issuance during the fiscal year provided almost all of the cash required to support the remaining operational expenditures.

The Consolidated Statements of Cash Flows for the six months ended July 31, 1999, and six months ended July 31, 1998, show a similar pattern. Net losses were ($1,689,063) and ($851,652), respectively, with the issuance of stock for cash ($1,199,942) and notes for cash ($29,700) in the six months ended July 31, 1999, partially offsetting the cash requirement. A non-cash accounting entry of $324,093 offsetting a similar entry for compensation expense, required by Statement of Financial Accounting Standards #123, Accounting for Stock-Based Compensation, as issued by the Financial Accounting Standards Board, is shown as an increase in Paid-in-Capital. This did not offset any cash requirement directly or indirectly, and there was no such cash or other consideration paid as compensation in the period. These entries in compliance with Statement of Financial Accounting Standards #123 had no impact on cash flows for any period. See Item 1. DESCRIPTION OF BUSINESS - RISK FACTORS-NEED FOR ADDITIONAL FINANCING.

RESEARCH AND DEVELOPMENT FOR THE FISCAL YEAR ENDED JANUARY 31, 2000
During the fiscal year ended January 31, 2000, it is expected that approximately $1,000,000 will be spent on product development. The Company does not expect to expend any resources in basic research. The Internet version of the Virtual Source Network has just become technologically feasible. Additional work is being done to enhance the present system. Enhancements will make the system more flexible, and allow for additional options for the user to modify portions of the system to better meet the unique needs of each particular user's business. Other enhancements will add new capabilities to the system in the future. No assurance can be given that the Company will have the resources necessary to conduct this product development.

IMPACT OF Y2K

GENERAL DESCRIPTION OF THE Y2K ISSUE

The Y2K issue is the result of computer hardware and software language which utilizes two digits rather than four digits to define the applicable year. As a result, some of the Company's software and hardware may have software or embedded chips which fail to distinguish between 1900 and 2000 or do not recognize the year at all. This could disrupt the Company's operations, including a temporary inability to process transactions or engage in normal business activities. Failure of customer and supplier computer systems could impact revenues and deliveries of key supplies or services. The Company cannot predict with certainty the nature or likelihood of such impacts.

STATE OF READINESS

Management believes that all of the Company's internally used computers are Y2K compliant and does not anticipate that it will experience a material adverse impact to its operations, liquidity or financial condition related to systems under its control. Virtual Source Network and Virtual Source Publisher were developed to be Y2K compliant, and do not represent a risk for users. The
Company's servers are housed in a facility especially designed for mission-critical computers, and the managers of that facility have assured the Company that all systems and services under the control of the facility managers are Y2K compliant. Each of the Company's business partners, including Analytics, PricewaterhouseCoopers, and IBM, are Y2K compliant. The Company and its business partners use Microsoft software that is Y2K compliant. The Company cannot be sure that all outside organizations, beyond its control, which may impact the Company's operations, will be Y2K compliant by December 31, 1999. If outside organizations beyond the control of the Company are not compliant on time, or if the Company or its business partners or clients experience unanticipated Y2K problems of their own, the Y2K issue could have a material impact on the operations of the Company. The material impact could include delay of the receipt of revenue by the Company and increase the need for additional financing. There can be no assurance that the Company's efforts will be adequate to address unanticipated Y2K problems. Failure to adequately address Y2K problems may have materially adverse consequences for the Company.

WORST CASE SCENARIO

The worst case scenario for the Company would be the shutting down of the Internet. Neither Virtual Source Network nor Virtual Source Publisher could operate and communications for the Company would be severely disrupted. Under these circumstances, the Company would have no financially feasible alternative to resume its operations but to wait for the Internet to function again.

Item  3.  DESCRIPTION  OF  PROPERTY

The Company leases approximately 2,500 square feet of standard office space at its principal location in Ventura, California. This space is rent free, as a result of the litigation settlement discussed earlier, until the December 31, 1999 end of the lease term. The Company has exercised its option to extend its lease until December 31, 2000 at a monthly rental of $3,750. The Company's subsidiary, Wpg.Net, Inc., rents approximately 2,100 square feet of standard office space near Seattle, Washington, at a current rate of $2,485 per month.

The lease agreement is month-to-month. Wpg.Net, Inc. is in negotiations to lease approximately 6,500 square feet of standard office space at a monthly rental of approximately $8,000. This expanded space would be necessary to support increased technical personnel requirements related to Virtual Source Network. The lease term would be 36 months. The Company's main servers are housed in a Seattle facility especially designed for mission-critical computers. The cost is $3,200 per month, and is available on a month-to-month basis. This facility maintains back-up electrical power, fire protection, and other security features. Data communications connections available within this facility provide direct access to the Internet, without the need to connect through T-1, T-2, or T-3 high volume telephone lines.

Item  4.  SECURITY  OWNERSHIP  OF  CERTAIN  BENEFICIAL  OWNERS  AND  MANAGEMENT

The following table sets forth, as of July 31, 1999, information regarding ownership of the Company's common stock, by each person known by the Company to be the beneficial owner of more than 5% of its outstanding common stock, by each director, by certain related shareholders, and by all executive officers and directors of the Company as a group. All persons named below have sole voting and investment power over their shares except as otherwise noted. The Company common stock is the only class of voting securities outstanding. There are no existing arrangements which may, or are expected to, result in a change in control of the Company.

                                                                         SHARES
                                               SHARES                   UNDERLYING
                                                HELD                   DEMAND NOTES        TOTAL
                                              DIRECTLY        %       BEING CONVERTED      SHARES
NAME & ADDRESS

Robert  C.  McShirley . . . . . . . .  (1)     880,325         12.6%          245,317    1,125,642
4536  Falkirk Bay
Oxnard,  CA  93035

Joseph  E.  Thomure . . . . . . . . .  (2)     785,343  (included in             none      785,343
12543  Conway Road. . . . . . . . . .                   12.6% above)
Creve Coeur,  MO  63141

Richard  S. McShirley . . . . . . . .  (3)     801,418          6.0%          188,116      989,534
794  Hot Springs Road
Santa Barbara,  CA  93108

Samuel  E.  Bradt . . . . . . . . . .  (4)     678,818          5.1%             none      678,818
6925  N. Wildwood Point
Chenequa,  WI  53029

Jawsh Corporation . . . . . . . . . .  (5)     655,487          4.9%          112,969      768,456
William Bates, President
258  Lansbrooke Drive
Chesterfield,  MO  63005

DX3,Inc.. . . . . . . . . . . . . . .  (6)     733,338          5.5%             none      733,338
Dennis W. McQuilliams
16623  N.E.  145th Street
Woodinville,  WA  98072

Jeri D. Sessler . . . . . . . . . . .  (7)        none          0.0%             none            0
3410 Penensula Road
Oxnard,  CA  93035

P. Scott Turner . . . . . . . . . . .  (8)      29,408          0.2%             none       29,408
30452  Winchester Road
Castaic,  CA  91384

Scott  T. Behan . . . . . . . . . . .  (8)      10,000          0.1%             none       10,000
P.O. Box 1244
Somis,  CA  91384

Robert  N. Schwartz . . . . . . . . .  (8)      19,647          0.1%             none       19,647
Hughes Research Laboratories
3011  Malibu Canyon Road
Malibu,  CA  90265

All Executive Officers and Directors.        3,152,954          23.8%         433,433    3,586,387
as a  group (eight  individuals) . . . (9)

(1)  Includes  180,000  shares  acquired  by  option  exercise  May  15,  1999,  but which shares were physically issued  after  July  31,  1999,  plus  275,520  shares  in  street name.  Mr. McShirley also has an unvested option  to  purchase  100,000  shares  at  $0.75  per  share.  These shares were not included in the total.
(2)  Includes  267,000  in  Jelaine  Ltd.  partnership, 80,000 held by four family members, and 100,816 in street name.  Under  an  August  1998  agreement,  Mr.  Thomure  has  given  Robert C. McShirley a continuing proxy to  vote all shares owned directly or beneficially by Mr.  Thomure until August 2000.  The percentages above reflect  the  shares  subject  to  this  proxy.
(3)  Includes  22,000  held  jointly with his wife Marjorie McShirley.  Richard S. McShirley also has an unvested option  to  purchase  50,000  shares  at  $0.75  per  share.  These  shares  were not included in the total.
(4)  Includes  20,768  held  by  Merganser  Corporation, where Mr. Bradt is President and sole owner.   Mr. Bradt
     also  has  an  unvested option to purchase 25,000 shares at $0.75 per share.  These shares were not included in  the  total.

(5)  Includes  62,500  shares  held  by William Bates, President of Jawsh Corporation, and his family.  Mr. Bates has  voting  and  investment  control  over  the  shares of the Company that are owned by Jawsh Corporation.

(6)  Includes  208,338  shares  which,  after  September  30, 1999, could be purchased at $0.59 per share under a
     500,000  share  option  granted  to  DX3,  Inc.  in  connection  with  the June 1998 acquisition of Wpg.Net,
     Inc.   Also  included  are  25,000  shares  held  in  the  name  of  Wpg.Net,  Inc.,  now  being transferred
     to  DX3,  Inc.   Dennis  W.  McQuilliams  is  President  of  DX3,  Inc.,  and  has shared investment control over the shares and option held by DX3, Inc. In addition, Mr. McQuilliams has an unvested option to purchase
     75,000  shares  at  $0.75  per  share.  These  shares  are  not  included.

(7)  Jeri  D.  Sessler  joined the Company as Chief Operating Officer.  She will be granted an option to purchase
     500,000  shares  at  a  price  of  $.95  per  share.  None  of  these  shares  are  included  in  the total.

(8)  Outside  Director.
(9)  Includes  eight  of  the  holdings listed here, including the DX3, Inc. holdings as shown.  Although Jeri D.
     Sessler is  one  of  the  eight  individuals  counted,  she  owns  no  shares.

Item  5.  DIRECTORS  AND  EXECUTIVE  OFFICERS,  PROMOTERS  AND  CONTROL  PERSONS

Directors are elected at each annual shareholder meeting or through interim board action when required, to serve until his or her successor is qualified, elected, and begins to serve a new term. Officers are elected at each annual board of directors meeting or through interim board action when required, to serve until his or her successor is qualified, elected and begins to serve, unless the board takes other action relative to the officer.

Name                             Age           Position
- -------------------------------  ---  --------------------------
Robert C. McShirley               44  President, CEO
                                      Director since Jan. 1998
                                      and Chairman since June 1999
Jeri D. Sessler                   45  Chief Operating Officer
Samuel E. Bradt                   61  Chief Financial Officer,
                                      Secretary, Treasurer
                                      Director since Dec. 1996
P. Scott Turner                   45  Director since Jan. 1998
Scott T. Behan                    37  Director since Jan. 1998
Robert N. Schwartz                59  Director since Jan. 1998
Richard S. McShirley              43  Vice President, Sales &
                                      Marketing
Dennis W. McQuilliams             58  Vice President & Chief
                                      Technical Officer
Daniel J. Jinguji                 43  Vice President

BUSINESS  EXPERIENCE  OF  KEY  MANAGEMENT  PERSONNEL

Robert C. "Jay" McShirley, Chairman, President, and Chief Executive Officer - Mr. McShirley originated the Virtual Source concept in 1994, and began development work on the system at that time. In 1995, when the Company acquired Buyer/Seller Interactive, which was subsequently re-named Virtual Source, Inc., and began to commercialize the concept, Mr. McShirley became inactive. Prior to rejoining the Company in May of 1997, he worked as a manufacturing consultant with his most recent assignment being with AML Communications, Inc., a communications products company. While on assignment with AML, he reorganized their manufacturing processes, and moved operations to a new, more efficient facility, thus allowing production to expand and allowing revenues to increase from approximately $2 million annual rate to a $14 million annual rate. This was accomplished in a one-year period. Prior to 1995, Mr. McShirley was employed in several manufacturing positions. Prior to that, he worked with McShirley Products, Inc., a manufacturing firm established by his father. Robert C. McShirley and Richard S. McShirley are brothers.

Jeri D. Sessler, Chief Operating Officer effective August 1, 1999 - Ms. Sessler was with PricewaterhouseCoopers from 1996 to 1999 in their Center of Excellence, Full Value Procurement Practice, Western Region. Her responsibilities included leading edge procurement practices and technologies, working with Fortune 1000 companies. Prior to 1996, she spent fifteen years with A.T. Kearney, Inc. where she was Director, Practice Development, Supply Chain Integration Practice. Ms. Sessler received her MBA from the Lake Forest Graduate School of Management, and her B.A from Northern Illinois University.

Samuel E.  Bradt,  Chief  Financial  Officer,  Corporate  Secretary,  Treasurer,
Director - Since 1984, Mr. Bradt has worked with a number of successful entrepreneurial businesses as an officer, director and shareholder. Mr. Bradt devotes approximately fifty (50%) percent of his time to the affairs of the Company during an average month. He is currently a director of six private companies, two public companies, Lunar Corporation of Madison, Wisconsin, and the Company, and one private foundation. He serves as an officer in all but two of those organizations. Prior to 1984, Mr. Bradt served as a financial officer with Abbott Laboratories, and with Federal Signal Corporation, and was a commercial lending officer with the American National Bank in Chicago. Mr. Bradt received his B.S. at Stanford University, and MBA at the University of Chicago Graduate School of Business.

Richard S. McShirley, Vice President, Sales and Marketing - Richard McShirley has more than fifteen years experience developing and implementing marketing and sales programs. He worked closely with the creators of King World Productions, and the creators of the successful television series "Wild America". He led the development of a complete merchandising and licensing program related to that television series. Prior to that, he worked with McShirley Products, Inc., a manufacturing business established by his father. Robert C. McShirley and Richard S. McShirley are brothers.

Dennis  W.  McQuilliams,  Vice  President  and  Chief  Technology  Officer - Mr.
McQuilliams has a background in finance, and over fifteen years experience in design, development and implementation of business application software for mini and microcomputers. He has developed multi-user programs for municipal entities, and the vision health industry, as well as accounting systems, payroll systems and other custom applications. Mr. McQuilliams is an officer and a former shareholder of Wpg.Net, Inc., now wholly-owned subsidiary of the Company Buyers. See Item 1. DESCRIPTION OF BUSINESS - HISTORY.

Daniel J. Jinguji, Vice President, Product Development - Mr. Jinguji spent fifteen years with Microsoft, where he co-authored "Learn Microsoft Visual J++ 6.0" to help explain the Microsoft version of the Java programming language. He attended the University of Washington in Seattle where he received his B.A. in mathematics, B.S. in biology and M.S. in computer science.

Item  6.  EXECUTIVE  COMPENSATION

                             SUMMARY COMPENSATION TABLE

                                                                                Long-Term
                                                                              Compensation;
                                                                            Shares Subject to
Name                                    Position              Annual         Stock Options
                                                              Salary (a)       Granted (b)
-----------------------------  --------------------------  --------------  ------------------
Robert C. McShirley            Chmn., Pres.,               $      114,000        100,000(c)
                               CEO & Director
Jeri D. Sessler                Chief Operating             $      180,000        500,000(f)
                               Officer
Richard S. McShirley           Vice Pres., Sales           $      114,000         50,000(d)
                               & Marketing
Dennis W. McQuilliams          Vice Pres., Chief           $       74,500         75,000(e)
                               Technical Officer
Samuel E. Bradt                CFO, Secy,                  $       84,000         25,000(g)
                               Treas, Director
Daniel J. Jinguji              Vice Pres.,                 $       60,000         50,000(h)
                               Product Development

                                       27

(a) Salary figures shown represent current monthly pay rates, multiplied by twelve. Compensation is limited to salary and stock options; there are currently no other forms of compensation for executives.
(b)  Underlying  shares  of the common stock of the Company as of July 31, 1999.
(c)  May 15, 1999 option to purchase 100,000 shares at $0.75 per share.
(d)  May 15, 1999 option to purchase 50,000 shares at $0.75 per share.
(e)  May 15, 1999 option to purchase 75,000 shares at $0.75 per share.
(f) Ms. Sessler joined the Company effective August 1, 1999. She will receive an option to purchase 500,000 shares at $.95 per share.
(g)  May 15, 1999 option to purchase  25,000  shares at $0.75 per share.
(h)  April 16, 1999 stock  option for 50,000  shares at $0.75 per share.

OPTIONS  GRANTED DURING FISCAL YEAR ENDED JANUARY 31, 1999
The following table sets forth, information for the fiscal year ended January 31, 1999, regarding the granting of options to executive officers of the Company to purchase the Company's common stock. All persons named below have sole exercise, voting and investment power over the options and the underlying shares except as otherwise noted.

OPTIONS  GRANTED  DURING  FISCAL  YEAR  ENDED  JANUARY  31,  1999:

NAME                  SHARES   Exercise Price     EXPIRATION          PERCENT
- --------------------  -------  --------------     -----------        --------
Robert C. McShirley    80,000   $.625           8-4-2008        (a)     61.5%

Richard S. McShirley   35,000   $.625           8-4-2008        (a)     26.9%

Samuel E. Bradt        15,000   $.625           8-4-2008        (a)     11.5%
                      -------                                        --------

  Total               130,000                                          100.0%
                      -------                                        --------

(a) These options were subsequently amended to provide for immediate vesting on the condition that all shares would be purchased. All these options were exercised and shares purchased on May 15, 1999.

OPTIONS  GRANTED DURING THE SIX MONTHS ENDED JULY 31, 1999
The  following  table  sets  forth,  information  for  the six months ended July
31, 1999, regarding the granting of options to purchase the Company's common stock. All persons named below have sole exercise, voting and investment power over the options and the underlying shares except as otherwise noted.

         OPTIONS GRANTED DURING THE SIX MONTHS ENDED JULY 31, 1999:

NAME                   SHARES   Exercise Price  EXPIRATION    PERCENT
- --------------------  ---------  ------------  ------------  ---------
Robert C. McShirley    100,000      $.75         5-15-2009       33.3%

Richard S. McShirley    50,000      $.75         5-15-2009       16.7%

Dennis W. McQuilliams   75,000      $.75         5-15-2009         25%

Samuel E. Bradt         25,000      $.75         5-15-2009        8.3%

Daniel J. Jinguji       50,000      $.75         4-16-2009       16.7%
                      ---------                              ---------

  Total                300,000                                  100.0%
                      ---------                              ---------

OPTIONS  EXERCISED DURING THE SIX MONTHS ENDED JULY 31, 1999
The following table sets forth, information for the six months ended July 31, 1999, regarding the exercise of options to purchase the Company's common stock and the value of unexercised options. No options were exercised during the fiscal year ended January 31, 1999. All persons named below have sole exercise, voting and investment power over the options and the underlying shares except as otherwise noted.

OPTIONS  EXERCISED  DURING  THE SIX MONTHS  ENDED  JULY 31, 1999:

                       SHARES      OPTION                MARKET       VALUE OF
                      ACQUIRED     SHARES               VALUE PER   UNEXERCISED
                       AFTER    UNEXERCISED             SHARE AT      OPTIONS
                      JANUARY    AT JANUARY   EXERCISE  JANUARY    AT JANUARY 31,
      NAME            31, 1999    31, 1999      PRICE   31, 1999        1999
--------------------  --------  ------------  --------  ---------  --------------
Robert C. McShirley    180,000       100,000  $  0.18   $    2.00        $182,000
                                      80,000  $  0.63   $    2.00        $110,000

Richard S. McShirley   441,100       306,100  $  0.20   $    2.00        $550,980
                                     100,000  $  0.18   $    2.00        $182,000
                                      35,000  $  0.63   $    2.00        $ 48,125

Samuel E. Bradt         15,000        15,000  $  0.63   $    2.00        $ 20,625

Value is based on closing price at January 31, 1999 of $2.00 per share for unrestricted shares. All these options were exercised May 15, 1999.

Item  7.  CERTAIN  RELATIONSHIPS  AND  RELATED  TRANSACTIONS

The Company has issued convertible demand notes, from time to time, each in a private transaction. The proceeds of these notes have been used to fund operations. At July 31, 1999 there were $777,206 principal amount of these notes outstanding, payable to twenty-two different investors, most of whom are also the Company shareholders. Among the note holders is Jawsh Corporation, with $55,000 principal amount. The principal amount plus accrued interest is convertible into 112,969 shares of the Company's common stock. Jawsh Corporation is one of the Company's largest shareholders with 655,487 shares at July 31, 1999 (including shares owned by William Bates, president of Jawsh Corporation, and his family). Also, Robert C. McShirley, chairman, president and chief executive officer of the Company owns $95,600 principal amount of the notes convertible along with accrued interest into 245,317 shares of common stock. Richard S. McShirley, vice president of the Company owns $33,100 principal amount of the notes convertible along with accrued interest into 188,116 shares of common stock.

Malcolm Powell and his family, through various trusts, are beneficial owners of $55,000 principal amount of the notes. The principal amount plus accrued interest is convertible into 232,757 shares of common stock. Dr. Powell also owns 150,000 shares of the Company common stock, and is a first cousin of Samuel Bradt, chief financial officer, secretary, treasurer and a director of the Company. The largest principal amount of the Notes held by any one holder, are held by Daniel Bunn who owns $266,000 principal amount. The principal amount plus accrued interest is convertible into 673,348 shares of common stock. Mr. Bunn is a business associate of Robert C. McShirley. Each remaining note holder has less than $55,000 principal amount of the notes.

Item  8.  DESCRIPTION  OF  SECURITIES

COMMON STOCK. The Company has 50 million shares of its $0.01 par common stock authorized. As of July 31, 1999 there were 13,061,352 shares outstanding. Each share is entitled to one vote. There are no pre-emptive rights, and the Company has never paid a cash dividend. There are approximately 1,000 shareholders of record. CEDE & Co. is listed as one shareholder "of record", with 6,514,409 shares, but represents shares held in numerous brokerage accounts, for an even larger number of beneficial holders, and is otherwise known as "street name" stock.

PREFERRED  STOCK
The  Company  has 5 million shares of $0.01 preferred stock authorized, but none
outstanding.   The   Company   has   no   plans   to   issue  preferred  shares.

DEBT  SECURITIES
At July 31, 1999 there were $777,206 principal amount of convertible demand notes outstanding. In return for converting their notes as of July 31, 1999, note holders were offered an additional three months of interest in shares of common stock to avoid the ninety-day notice period and lengthy "forced-conversion" process. Management expects all note holders to accept this offer and voluntarily convert. All these notes accrue interest at 10% per annum, and are payable on demand after various dates, but none later than December 31, 1999. Interest is payable in cash at the option of the Company. Interest accrued but not paid, at the option of the holder, at any time after thirty days advance notice, could have been converted into the Company common shares at the conversion rate specified in each note, whether or not the principal was also converted. The conversion rates of the notes varied based upon negotiations with the note holder, the date of issuance and the market price of the common stock of the Company on that date. The conversion rate represented a discount from the common stock's market price. The notes were convertible at rates ranging from $0.20 per share to $1.30 per share. There were no sinking fund provisions. After December 31, 1999 , the Company could have, at its option forced conversion of the entire principal amount, or repaid the principal amount, with ninety days advance notice. During the ninety-day notice period, the note holders could have converted into the Company common stock. However, if they failed to do so they could have been prevented from ever doing so if the Company paid them in cash. Since the Company will convert all of the notes into its common stock, no note holder will be forced to accept cash. The terms of the notes do not provide for trustees or other persons or entities to act on behalf of note holders. Set forth below is a summary of the total principal amounts of the convertible demand notes, the conversion rate and the total number of shares of common stock into which the notes may be converted.

                   CONVERTIBLE DEMAND NOTE REGISTER
                   --------------------------------
           INTERACTIVE BUYERS NETWORK INTERNATIONAL, LTD.

JULY 31, 1999


                             INTEREST           SHARES TO BE ISSUED
CONVERSION   PRINCIPAL    FROM INCEPTION        UPON CONVERSION OF:
   RATE        AMOUNT        THROUGH      ------------------------------
                            7/31/99(A)     INTEREST  PRINCIPAL    TOTAL
-----------  ----------  ----------------  --------  ---------  ---------
0.20        $  135,000  $         28,466   142,329    675,000    817,329
0.35        $  150,006  $         21,830    62,373    428,589    490,961
0.45        $   55,000  $          5,118    11,373    122,222    133,596
0.53        $   55,000  $          6,279    11,847    103,774    115,621
0.55        $   85,000  $          8,858    16,106    154,545    170,652
0.60        $   10,000  $          1,056     1,759     16,667     18,426
0.65        $   10,000  $          1,072     1,650     15,385     17,034
0.80        $  140,000  $         17,490    21,863    175,000    196,863
0.85        $    5,000  $            456       536      5,882      6,418
0.95        $   35,000  $          2,951     3,107     36,842     39,949
1.00        $    5,000  $            299       299      5,000      5,299
1.10        $    5,000  $            440       400      4,545      4,946
1.20        $   19,700  $          1,138       949     16,417     17,365
1.25        $   62,500  $          9,002     7,201     50,000     57,201
1.30        $    5,000  $            365       281      3,846      4,127
            ----------  ----------------  --------  ---------  ---------
            $  777,206  $        104,821   282,073  1,813,714  2,095,787

(a) Including three months "bonus interest", to be credited in shares, in return for converting effective 7-31-99, and excluding interest previously converted to shares.

                                     PART II

Item 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is currently traded on the National Association of Securities Dealers Inc. Automated Quotation System's Bulletin Board, using the stock symbol "IBNL". Only a limited public trading market exists for the Company outstanding stock, and there can be no assurance that an active public market will develop. The highest and lowest prices for the Company common stock during the calendar quarter preceding the dates below, and the closing bid price on each date, are as follows:

Quarters  ended:

1997                 High    Low     Close
- ------------------  ------  ------  --------

March 31, 1997      $0.875  $0.250  $  0.313

June 30, 1997       $0.500  $0.188  $  0.260

September 30, 1997  $0.320  $0.160  $  0.313

December 31, 1997   $1.063  $0.290  $  0.438

1998
- ------------------

March 31, 1998      $0.813  $0.313  $  0.688

June 30, 1998       $3.250  $0.400  $  1.563

September 30, 1998  $1.625  $0.625  $  0.875

December 31, 1998   $2.875  $0.688  $  1.625

                                       31

1999
- ------------------

March 31, 1999      $3.000  $1.500  $  1.688

June 30, 1999       $2.000  $1.375  $  1.875

Month of
July, 1999          $2.130  $1.750  $  2.050

Month of
August              $2.875  $1.980  $  2.220

* Source: National Association of Securities Dealers, Inc. Automated Quotation System, OTC Bulletin Board.

The above quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

As of July 31, 1999, there were 932 holders of record of the Company's outstanding shares of common stock.

DIVIDEND  POLICY
The Company has not paid any cash dividends on its common stock and has no present intention of changing this policy. The Company currently intends to retain future earnings, if any, to fund the development and growth of its business. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon the Company's financial condition, operating results, capital requirements, applicable contractual restrictions and other factors as the board of directors deems relevant.

VOLATILITY  AND  LIMITED  MARKET
The market price of the Company common stock has in the past been highly volatile and is expected to continue to be subject to significant price and volume fluctuations in the future based on a number of factors, including market uncertainty about the Company's financial condition or business prospects; shortfalls in the revenues or results of operations expected by securities analysts; analyst's reports or recommendations; quarterly fluctuations in the Company's financial results or in the results of other similar companies, including competitors of the Company; the introduction of new services or enhancements by the Company or its competitors; general conditions in the industry; changes in prices for the Company's or competitors' products or services; and changes in general economic conditions.

In addition, the stock market may from time to time experience extreme price and volume fluctuations, which particularly affect the market for the securities of many Internet-related companies and which have often been unrelated to the operating performance of the specific companies. There can be no assurance that the market price of the Company common stock will not experience significant fluctuations in the future.

Item  2.  LEGAL  PROCEEDINGS

There are currently no legal proceedings involving the Company, and none threatened. However, because of the rapidly changing environment surrounding the Internet, and the rapid pace with which new businesses enter or attempt to enter Internet related businesses, it is possible that disagreements will develop regarding business names, relationships, markets, technologies, and other subjects. Any future disagreement could lead to legal action.

Item  3.  CHANGES  IN  AND  DISAGREEMENTS  WITH  ACCOUNTANTS

There are and have been no substantive disagreements with the Company's outside accounting firm, and there have been no changes in accounting firms during the last three years.

Item  4.  RECENT  SALES  OF  UNREGISTERED  SECURITIES

During January and February of 1997, the Company sold 2,918,653 shares of restricted common stock and received proceeds of $583,731 before expenses. Since no underwriters were used and no commissions were paid, expenses were limited to legal fees approximating $10,000. This offering was a private placement made in accordance with Regulation D, and in the opinion of legal counsel for the Company, was exempt from registration under the Exchange Act. There were less than 25 offerees. The recipients of these shares, except one who was a senior sales executive of the Company, were accredited investors. The investors, approximately ten in total, were primarily existing the Company investors, or friends, relatives and business associates of the Company officers, directors or investors. The chief executive officer and the chief financial officer were included as investors. The investors represented their intention to acquire the shares for investment purposes only, and not with a view to resale or distribution, and appropriate restrictive legends were placed on each stock certificate issued pursuant to this offering. Each investor had ample access to the kind of information from the Company that a registration statement would include.

From August through November of 1997, the Company sold 1,487,763 shares of unrestricted common stock, and received $346,721 before offering costs. As before, no underwriters were used, and no commissions paid. Offering costs were limited to approximately $4,000 for legal fees. This offering was a private placement and in the opinion of legal counsel for the Company, was exempt from registration under the Exchange Act and made in accordance with Regulation D. Further, the Company was eligible under Securities and Exchange Commission Rule 504, which allowed the shares sold in this private placement to be issued without restrictive legend. The recipients of these shares, primarily being existing the Company investors, or friends, relatives and business associates of the Company officers, directors and investors, represented their intention to acquire the shares for investment purposes only, and not with a view to resale or distribution.

During March and April of 1999, the Company sold 737,493 shares of unrestricted common stock, and received $999,942 less offering costs. As before, no underwriters were used and no commissions were paid. Legal fees approximated $5,000. This offering was a private placement and, in the opinion of counsel, was exempt from registration under the Exchange Act and made in accordance with Regulation D. the Company was again eligible under Securities and Exchange Commission Rule 504, which allowed the shares sold in this private placement to be issued without restrictive legend. Because Rule 504 was changed effective April 7, 1999, the last sale of shares under this offering was made on April 6, 1999. The recipients of these shares, primarily being existing the Company investors, or friends, relatives and business associates of the Company officers, directors and investors, represented their intention to acquire the shares for investment purposes only, and not with a view to resale or distribution.

During July and August of 1999, the Company sold 351,251 shares of restricted common stock, and received $500,000. As before no underwriters were used and no commissions were paid. The sales were a private placement and, in the opinion of counsel, exempt from registration under Section 4(2) of the Securities Exchange Act of 1934. The transactions did not involve a public offering. There were five offerees and three purchasers, each of whom were accredited investors, familiar with the Company and existing shareholders. The investors represented their intention to acquire the shares for investment purposes only, and not with a view to resale or distribution, and appropriate stop transfer instructions and restrictive legends indicating the transfer restrictions will be placed on each stock certificate when issued. Each individual had ample access to the kind of information from the Company that a registration statement would include.

Item  5.  INDEMNIFICATION  OF  OFFICERS  AND  DIRECTORS

Officers and directors of the Company, and officers and directors of its 100% owned subsidiary, Virtual Source, Inc., are indemnified to the greatest extent allowed by Nevada law.

                                    PART F/S

FINANCIAL  STATEMENTS  AND  EXHIBITS

The  Company's  financial  statements  are  presented in the following exhibits.

                                      *****

                     INDEX  TO  FINANCIAL  STATEMENTS


INTERACTIVE BUYERS NETWORK INTERNATIONAL LTD. AND SUBSIDIARIES PROFORMA CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

     Financial  Statements:

          Proforma  Explanatory  Headnote                                    F-2

          For  the  Year  Ended  January  31,  1999  (Unaudited)
               Unaudited  Proforma  Consolidated Statement of Operations     F-3

     Notes  to  Unaudited  Proforma  Consolidated  Financial  Statements     F-4

INTERACTIVE  BUYERS  NETWORK  INTERNATIONAL  LTD.  AND  SUBSIDIARIES
     Independent  Auditors'  Report                                          F-5

     Financial  Statements:
          Consolidated  Balance  Sheets                                      F-6
          Consolidated  Statements  of  Operations                           F-7
          Consolidated  Statement  of  Stockholders'  Equity                 F-8
          Consolidated  Statements  of  Cash  Flows                          F-9
     Notes  to  Consolidated  Financial  Statements                         F-10

WPG.NET,  INC. (A Development Stage Company)
     Independent  Auditors'  Report                                         F-20

     Financial  Statements:
          Balance  Sheets                                                   F-21
          Statements  of  Operations                                        F-22
          Statement  of  Stockholder's  Equity  (Deficit)                   F-23
          Statements  of  Cash  Flows                                       F-24
     Notes  to  Financial  Statements                                       F-25

================================================================================

         INTERACTIVE  BUYERS NETWORK INTERNATIONAL LTD AND SUBSIDIARIES
                          PROFORMA EXPLANATORY HEADNOTE


The following unaudited proforma consolidated financial statements give effect to the acquisition by Interactive Buyers Network International Ltd (the "Company") of Wpg.net, Inc. ("Wpg.net") and are based on the estimates and assumptions set forth herein and in the notes to such statements. This proforma information has been prepared utilizing the historical financial statements of the Company and notes thereto, and the historical financial statements of Wpg.net and notes thereto, which are included in this registration statement. The proforma financial data does not purport to be indicative of the results which actually would have been obtained had the acquisitions been effected on the dates indicated or the results which may be obtained in the future.

The proforma consolidated statement of operations for the year ended January 31, 1999 includes the operations of Wpg.Net for the period February 1, 1998 to May 31, 1998, because the acquisition was consummated on June 1, 1998.

Effective June 1, 1998, the Company acquired all of the issued and outstanding common stock of Wpg.net. The purchase price for Wpg.net for $1,186,555. IBNL issued 500,000 shares of common stock with a fair value of $625,000 ($1.25 per share), plus stock options on 500,000 shares with a fair value of $561,555.

The purchase price for Wpg.net of $1,186,555 was allocated to Goodwill.

         INTERACTIVE  BUYERS NETWORK INTERNATIONAL LTD AND SUBSIDIARIES
                          PROFORMA EXPLANATORY HEADNOTE


                                               INTERACTIVE
                                             BUYERS NETWORK
                                            INTERNATIONAL AND
                                              SUBSIDIARIES         WPG.NET, INC.
                                              FOR THE YEAR      FOR THE FOUR-MONTHS
                                                  ENDED                ENDED           PROFORMA         CONSOLIDATED
                                            JANUARY 31, 1999       MAY 31, 1998       ADJUSTMENTS         PROFORMA
                                           -------------------  -------------------  -------------     --------------
REVENUE:                                   $           61,387   $           24,371   $    (22,447)     $      63,311
                                           -------------------  -------------------  -------------     --------------

COSTS AND EXPENSES:
     General and administrative expenses             (651,007)             (14,478)      (131,838)(4)       (797,323)
     Research and development                      (1,263,720)            (131,838)        22,447 (5)     (1,241,273)
                                           -------------------  -------------------  -------------     --------------

INCOME (LOSS) FROM
      OPERATIONS                                   (1,853,340)               9,893       (131,838)        (1,975,285)
                                           -------------------  -------------------  -------------     --------------

OTHER INCOME (EXPENSE)
     INCOME FROM LITIGATION SETTLEMENT                 91,110               91,110
                                           -------------------  -------------------  -------------     --------------

NET INCOME (LOSS)                          $       (1,762,230)  $            9,893   $   (131,838)     $  (1,884,175)
                                           ===================  ===================  =============     ==============


NET (LOSS) PER COMMON SHARE
     BASIC                                                                                             $       (0.18)
                                                                                                       ==============

BASIC WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                                                                            10,693,530
                                                                                                       ==============

       SEE ACCOMPANYING NOTES TO UNAUDITED PROFORMA CONSOLIDATED FINANCIAL
                       STATEMENT AND EXPLANATORY HEADNOTE

NOTE  1  -  PROFORMA  ADJUSTMENTS

The adjustments relating to the unaudited proforma consolidated statement of operations are computed assuming the acquisition of Wpg.net, Inc. (Wpg.net) was consummated at the beginning of the applicable period presented.

NOTE  2  -  ACQUISITION  OF  SUBSIDIARY
---------------------------------------

The acquisition is recorded using the purchase method which resulted in an intangible asset-goodwill of $1,186,555.

NOTE  3  -  ADDITIONAL  AMORTIZATION
------------------------------------

The unaudited proforma consolidated statement of operations reflect amortization of Intangible asset - goodwill using the straight-line method over 3 years.

NOTE  4  -  INTANGIBLE  ASSET  -  GOODWILL
------------------------------------------

Goodwill consists of the excess of the purchase price of Wpg.net over the estimated fair values of the assets acquired and liabilities assumed. The stock was valued at the quoted market price for a period before and after the date the terms of the acquisition were agreed to and announced. The options were valued pursuant to SFAS 123 (see Interactive Buyers Network International and Subsidiaries Financial Statement Note 5). In estimating the above acquisition cost, the Company used the Modified Black-Scholes European Pricing Model. The average risk-free interest rate used was 7.00%, volatility was estimated at 155% and the expected life was 3 years. Goodwill is being amortized over a 3-year period.

NOTE  5  -  INTERCOMPANY REVENUE AND EXPENSE
--------------------------------------------

Interactive Buyers Network International, LTD. paid Wpg.Net, Inc. $22,447 during the four months ended May 31, 1998 for consulting services.

NOTE  6  -  INCOME TAXES
------------------------

The unaudited proforma statement of operations does not include an adjustment with respect to income taxes as the effect of the combination with respect to taxable net income would not be material to the combined proforma financial statements.

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


Board  of  Directors
Interactive  Buyers  Network  International,  Ltd.
     and  Subsidiaries
Ventura,  California


We have audited the accompanying consolidated balance sheet of Interactive Buyers Network International, Ltd. and subsidiaries as of January 31, 1999 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the years ended January 31, 1999 and 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Interactive Buyers Network International, Ltd. and subsidiaries as of January 31, 1999 and the results of its operations, and its cash flows for the years ended January 31, 1999 and 1998 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As shown in the financial statements, the Company incurred a net loss of $1,762,230 during the year ended January 31, 1999, and as of that date, had a working capital deficiency of $920,680 and stockholders' equity of $128,796. These conditions raise substantial doubt about its ability to continue as a going concern.
Management's plans regarding those matters are described in Note 9. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Lucas, Horsfall, Murphy & Pindroh
Pasadena,  California
May  15,  1999,  except  for  Note  10  to  the  financial  statements which  is  as  of  September  3,  1999.

                     Interactive Buyers Network International Ltd. and subsidiaries
                                       CONSOLIDATED BALANCE SHEET

                              INFORMATION AS OF JULY 31, 1999 IS UNAUDITED


                                  ASSETS
                                                                JANUARY 31,        JULY 31,
                                                                    1999             1999
                                                              ----------------  ---------------
                                                                                  (UNAUDITED)
 CURRENT ASSETS
   Cash. . . . . . . . . . . . . . . . . . . . . . . . . . .  $        59,937   $      438,300
   Accounts receivable . . . . . . . . . . . . . . . . . . .            3,590                -
                                                              ----------------  ---------------

     TOTAL CURRENT ASSETS. . . . . . . . . . . . . . . . . .           63,527          438,300
                                                              ----------------  ---------------

 PROPERTY AND EQUIPMENT
   Furniture and fixtures. . . . . . . . . . . . . . . . . .           64,588          155,547
   Software. . . . . . . . . . . . . . . . . . . . . . . . .            8,899            8,899
                                                              ----------------  ---------------

                                                                       73,487          164,446
   Less: accumulated depreciation. . . . . . . . . . . . . .           50,920           72,170
                                                              ----------------  ---------------

     PROPERTY AND EQUIPMENT, NET . . . . . . . . . . . . . .           22,567           92,276
                                                              ----------------  ---------------

 OTHER ASSETS
   Prepaid rent. . . . . . . . . . . . . . . . . . . . . . .           37,500           15,000
   Employee receivables. . . . . . . . . . . . . . . . . . .           68,027          102,597
   Intangible assets, net of accumulated amortization. . . .          922,875          725,115
   Other assets. . . . . . . . . . . . . . . . . . . . . . .            1,757            1,319
                                                              ----------------  ---------------

     TOTAL OTHER ASSETS. . . . . . . . . . . . . . . . . . .        1,030,159          844,031
                                                              ----------------  ---------------

 TOTAL ASSETS. . . . . . . . . . . . . . . . . . . . . . . .  $     1,116,253   $    1,374,607
                                                              ================  ===============


        LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

 CURRENT LIABILITIES
   Accounts payable. . . . . . . . . . . . . . . . . . . . .  $        49,222   $      120,487
   Accrued liabilities . . . . . . . . . . . . . . . . . . .           77,785           87,727
   Convertible notes payable - related parties . . . . . . .          857,200          777,206
                                                              ----------------  ---------------

     TOTAL CURRENT LIABILITIES . . . . . . . . . . . . . . .          984,207          985,420

 DEFERRED REVENUE. . . . . . . . . . . . . . . . . . . . . .            3,250              933
                                                              ----------------  ---------------

     TOTAL LIABILITIES . . . . . . . . . . . . . . . . . . .          987,457          986,353
                                                              ----------------  ---------------

 COMMITMENTS AND CONTINGENCIES (Note 8)

 STOCKHOLDERS' EQUITY (DEFICIT)
   Preferred stock, $.01 par value
     5,000,000 shares authorized,
     - 0 - shares issued and outstanding . . . . . . . . . .                -                -
   Common stock, $.01 par value,
     50,000,000 shares authorized,
     11,401,451 issued and outstanding on Jan. 31, 1999
     and 13,061,352 issued and outstanding on July 31, 1999.          114,014          130,614
   Additional paid-in capital. . . . . . . . . . . . . . . .        4,296,392        6,407,111

   Accumulated deficit . . . . . . . . . . . . . . . . . . .       (4,281,610)      (5,970,673)
                                                              ----------------  ---------------

                                                                      128,796          567,052

     Less: notes receivable - related parties. . . . . . . .                -         (178,798)
                                                              ----------------  ---------------

     TOTAL STOCKHOLDERS' EQUITY (DEFICIT). . . . . . . . . .          128,796          388,254
                                                              ----------------  ---------------

 TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT). . . .  $     1,116,253   $    1,374,607
                                                              ================  ===============

                     Interactive Buyers Network International Ltd. and subsidiaries
                                  CONSOLIDATED STATEMENTS OF OPERATIONS


                  INFORMATION FOR THE PERIODS ENDED JULY 31, 1998 AND 1999 IS UNAUDITED


                                          FOR THE YEAR    FOR THE YEAR    FOR THE SIX     FOR THE SIX
                                             ENDED           ENDED        MONTHS ENDED    MONTHS ENDED
                                          JANUARY 31,     JANUARY 31,       JULY 31,        JULY 31,
                                              1998            1999            1998            1999
                                                                          (UNAUDITED)     (UNAUDITED)
                                         --------------  --------------  --------------  --------------
 Revenue. . . . . . . . . . . . . . . .  $      72,015   $      61,387   $      41,702   $       7,985

 General and administrative expenses. .       (351,712)       (651,007)       (303,740)       (576,996)
 Research and development . . . . . . .       (682,736)     (1,263,720)       (589,614)     (1,120,052)
                                         --------------  --------------  --------------  --------------

 Loss from operations . . . . . . . . .       (962,433)     (1,853,340)       (851,652)     (1,689,063)
                                         --------------  --------------  --------------  --------------

 Other income (expenses):

   Loss on abandonment of equipment . .        (27,856)              -               -               -

   Income from litigation settlement. .              -          91,110               -               -
                                         --------------  --------------  --------------  --------------

          Total other income (expenses)        (27,856)         91,110               -               -
                                         --------------  --------------  --------------  --------------

 Net loss . . . . . . . . . . . . . . .  $    (990,289)  $  (1,762,230)  $    (851,652)  $  (1,689,063)
                                         ==============  ==============  ==============  ==============

 Basic weighted average number of
   common shares outstanding. . . . . .      9,192,811      10,529,147      10,756,620      12,231,402
                                         ==============  ==============  ==============  ==============

 Net loss per common share
   Basic. . . . . . . . . . . . . . . .  $       (0.11)  $       (0.17)  $       (0.08)  $       (0.14)
                                         ==============  ==============  ==============  ==============

                                 Interactive Buyers Network International Ltd. and subsidiaries
                                   CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)


                             INFORMATION FOR THE PERIODS ENDED JULY 31, 1998 AND 1999 IS UNAUDITED


                                                                                        Notes
                                                       Common Stock        Additional                                Total
                                                   ----------------------             Receivable -                Stockholders'
                                                     No. of                 Paid-in-    Related     Accumulated      Equity
                                                     Shares      Amount     Capital     Parties      (Deficit)     (Deficit)
                                                   -----------  ---------  ----------  ----------  -------------  ------------
 Balances at January 31, 1997 . . . . . . . . . .   6,042,880   $ 60,429   $1,198,110  $       -   $ (1,529,091)  $  (270,552)

 Issuance of common stock - private placements
    net of $8,500 issuance cost . . . . . . . . .   3,882,693     38,827      787,775          -              -       826,602

 Issuance of common stock upon
   conversion of demand notes . . . . . . . . . .     475,000      4,750       90,250          -              -        95,000

 Beneficial conversion feature. . . . . . . . . .           -          -       43,623          -              -        43,623

 Issuance of stock options for services . . . . .           -          -       26,447          -              -        26,447

 Issuance of common stock for services. . . . . .     403,722      4,037      164,519          -              -       168,556

 Net loss . . . . . . . . . . . . . . . . . . . .           -          -            -          -       (990,289)     (990,289)
                                                   -----------  ---------  ----------  ----------  -------------  ------------

 Balances at January 31, 1998 . . . . . . . . . .  10,804,295    108,043    2,310,724          -     (2,519,380)     (100,613)

 Common stock surrendered . . . . . . . . . . . .  (1,000,000)   (10,000)      10,000          -              -             -

 Issuance of common stock -
   Acquisition of WPG.Net, Inc. . . . . . . . . .     500,000      5,000    1,181,555          -              -     1,186,555

 Issuance of common stock upon
   conversion of demand notes . . . . . . . . . .     778,656      7,786      311,221          -              -       319,007

 Beneficial conversion feature. . . . . . . . . .           -          -      290,657          -              -       290,657

 Issuance of stock options for services . . . . .           -          -       45,725          -              -        45,725

 Issuance of common stock for services. . . . . .     318,500      3,185      146,510          -              -       149,695

 Net loss . . . . . . . . . . . . . . . . . . . .           -          -            -          -     (1,762,230)   (1,762,230)
                                                   -----------  ---------  ----------  ----------  -------------  ------------

 Balances at January 31, 1999 . . . . . . . . . .  11,401,451    114,014    4,296,392          -     (4,281,610)      128,796

 Unaudited:

   Issuance of common stock - private placements
     net of $7,400 issuance costs . . . . . . . .     887,869      8,879    1,191,063          -              -     1,199,942

   Issuance of common stock upon
     conversion of demand notes . . . . . . . . .      91,932        920      110,200          -              -       111,120

   Issuance of common stock for services. . . . .      44,000        440       76,560          -              -        77,000

   Issuance of common stock options for services.           -          -       68,802          -              -        68,802

   Beneficial conversion feature. . . . . . . . .           -          -      167,564          -              -       167,564

   Modification in term of stock options. . . . .           -          -      324,093          -              -       324,093

   Exercise of stock options. . . . . . . . . . .     636,100      6,361      172,437   (178,798)             -             -

   Net loss . . . . . . . . . . . . . . . . . . .           -          -            -          -     (1,689,063)   (1,689,063)
                                                   -----------  ---------  ----------  ----------  -------------  ------------

 Balances at July 31, 1999 (unaudited). . . . . .  13,061,352   $130,614   $6,407,111  $(178,798)  $ (5,970,673)  $   388,254
                                                   ===========  =========  ==========  ==========  =============  ============

                                 Interactive Buyers Network International Ltd. and subsidiaries
                                             CONSOLIDATED STATEMENTS OF CASH FLOWS

                             INFORMATION FOR THE PERIODS ENDED JULY 31, 1998 AND 1999 IS UNAUDITED


                                                                 FOR THE YEAR    FOR THE YEAR    FOR THE SIX     FOR THE SIX
                                                                    ENDED           ENDED        MONTHS ENDED    MONTHS ENDED
                                                                 JANUARY 31,     JANUARY 31,       JULY 31,        JULY 31,
                                                                     1998            1999            1998            1999
                                                                                                 (UNAUDITED)     (UNAUDITED)
                                                                --------------  --------------  --------------  --------------
 CASH FLOWS FROM (TO) OPERATING ACTIVITIES
   Net loss. . . . . . . . . . . . . . . . . . . . . . . . . .  $    (990,289)  $  (1,762,230)  $    (851,652)  $  (1,689,063)
   Adjustments to reconcile net loss to net cash used
     by operating activities:
      Depreciation & amortization. . . . . . . . . . . . . . .         21,753         285,340          77,188         219,730
      Beneficial conversion feature. . . . . . . . . . . . . .         43,623         290,657         132,726         167,564
      Loss on abandonment of equipment . . . . . . . . . . . .         27,856               -               -               -
     Issuance of stock, stock options, and debt for services,
       expense reimbursements and accrued interest . . . . . .        195,003         347,347         112,520         471,038
  Changes in:
     Accounts receivable . . . . . . . . . . . . . . . . . . .              -          (3,590)              -           3,590
     Prepaid expenses. . . . . . . . . . . . . . . . . . . . .        (22,317)         27,562          15,750               -
     Prepaid rent. . . . . . . . . . . . . . . . . . . . . . .              -         (37,500)           (600)         22,500
     Other assets. . . . . . . . . . . . . . . . . . . . . . .        (49,376)            877          (6,074)              -
     Accounts payable. . . . . . . . . . . . . . . . . . . . .       (119,898)         16,735          31,211          71,266
     Deferred revenue. . . . . . . . . . . . . . . . . . . . .         19,351         (25,469)        (12,657)         (2,317)
     Accrued liabilities . . . . . . . . . . . . . . . . . . .         17,222          49,042          36,783           9,942
                                                                --------------  --------------  --------------  --------------

     NET CASH USED BY OPERATING ACTIVITIES . . . . . . . . . .       (857,072)       (811,229)       (464,805)       (725,750)

 CASH FLOWS FROM (TO) INVESTING ACTIVITIES
   Advances to employees . . . . . . . . . . . . . . . . . . .              -          (9,400)              -         (34,570)
   Purchase of equipment . . . . . . . . . . . . . . . . . . .         (1,355)              -               -         (90,959)
                                                                --------------  --------------  --------------  --------------

     NET CASH PROVIDED (USED) BY INVESTING ACTIVITIES. . . . .         (1,355)         (9,400)              -        (125,529)
                                                                --------------  --------------  --------------  --------------

 CASH FLOWS FROM (TO) FINANCING ACTIVITIES
   Proceeds from issuance of common stock. . . . . . . . . . .        826,602               -               -       1,199,942
   Proceeds from borrowings. . . . . . . . . . . . . . . . . .         62,675         825,160         433,499          29,700
                                                                --------------  --------------  --------------  --------------

     NET CASH PROVIDED BY FINANCING ACTIVITIES . . . . . . . .        889,277         825,160         433,499       1,229,642
                                                                --------------  --------------  --------------  --------------

 NET INCREASE (DECREASE) IN CASH . . . . . . . . . . . . . . .         30,850           4,531         (31,306)        378,363

 CASH, BEGINNING OF PERIOD . . . . . . . . . . . . . . . . . .         24,556          55,406          55,406          59,937
                                                                --------------  --------------  --------------  --------------

 CASH, END OF PERIOD . . . . . . . . . . . . . . . . . . . . .  $      55,406   $      59,937   $      24,100   $     438,300
                                                                ==============  ==============  ==============  ==============

     See  Note  1  for  supplemental  disclosure.

                 Interactive Buyers Network International, Ltd.
                                and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      INFORMATION FOR THE PERIODS ENDED JULY 31, 1998 AND 1999 IS UNAUDITED


1.     NATURE  OF  BUSINESS  AND  SUMMARY  OF  SIGNIFICANT ACCOUNTING PRINCIPLES

Organization  and  business
---------------------------

Interactive Buyers Network International, Ltd. (IBNL or the "Company") creates and markets Internet-based applications for businesses. An Internet-based application is best described as computer software and data that reside on a remote server, rather than the user's computer, where that software and data are accessed over the Internet. The Company intends to generate fees by licensing its Internet-based applications for use by businesses. Currently, the Company offers two such applications, Virtual Source Network and Virtual Source Publisher. Virtual Source Network may be used by corporate clients to purchase goods and services via the Internet. Virtual Source Publisher is a do-it-yourself web site builder that allows a user to establish its own Internet web site.

IBNL was incorporated in the State of Nevada on October 22, 1980 as Cinema-Star Corporation, and in September 1989, was renamed Dyna-Seal Corporation. Prior to February 1, 1995, the Company's name was changed several times, and its former line of business (manufacturing, packaging and distribution of coatings, sealants and adhesive for use in aircraft and marine industries) was completely discontinued.

In July 1995 the Company changed its name to Interactive Buyers Network International, Ltd., and acquired all of the outstanding shares of Buyer/Seller Interactive Software, Inc. a corporation who's name subsequently changed to Virtual Source, Inc., ("VSI") (incorporated in the State of Nevada on July 11,
1995).

On June 1, 1998, the Company acquired all of the outstanding stock of Wpg.Net, Inc. ("Wpg.Net") See Note 2.

Principles  of  Consolidation
-----------------------------

The consolidated financial statements include the accounts of Interactive Buyers Network International, Ltd. and its wholly owned subsidiaries Virtual Source, Inc. and Wpg.Net, Inc. Significant intercompany accounts have been eliminated.

Revenue  Recognition
--------------------

The Company accounts for revenue recognition in accordance with the guidance in the American Institute of Certified Public Accountants (the AICPA) Statement of Position (SOP) No. 97-2 "Software Revenue Recognition" which provides guidance on applying generally accepted accounting principles for software revenue recognition transitions.

When the Internet version of the Company's software is fully functional and available for sale, the clients of the Company will incur the following charges:

     -     a  charge  of  an  initial  License  Fee  of  $1,000
     -     an  additional  $100  per  individual  user  (client  employee)

The maximum charges any client of the Company will incur will be a maximum of $100,000 per corporate business unit and a maximum of $1,000,000 per corporation (regardless of the number of business units). The initial license fees are charged in return for granting the client access to the network and the Interactive Buyer's servers where the system resides. At this point, the Company has received no revenue related to the Internet version of the software. The revenue related to the initial license fees will be recognized on the estimated percentage-of-completion on significant configuration or customization of the software.

In addition to the initial fees, Interactive Buyers personnel will provide on-site VSN project management assistance, and VSN system configuration assistance, at the request of the client, at the rate of $150 per hour. The cost and extent of these integration and training projects will vary from client to client based on a variety of factors including, but not limited to, the number of purchasing agents and other employees designated to use VSN, the number and complexity of other computer systems that must communicate data to or from VSN, the number and kinds of items to be purchased, the number and kinds of vendors the client wishes to deal with, the number of business units to be included in the network, the VSN configuration options selected by the client, other business procedures employed by the client which impact, or are impacted by, the clients procurement processes, the extent to which the client employees perform system integration functions rather than outside consultants, and the hourly rates negotiated between the client and the various consultants. The revenue related to the project

                 Interactive Buyers Network International, Ltd.
                                and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      INFORMATION FOR THE PERIODS ENDED JULY 31, 1998 AND 1999 IS UNAUDITED


1.     NATURE  OF  BUSINESS  AND  SUMMARY  OF  SIGNIFICANT ACCOUNTING PRINCIPLES
(Continued)

management assistance and the configuration assistance will be recognized over the period during which the applicable service is to be performed or on a services performed basis.

The  levels  of  service  that  can  be  chosen  by  a  Company  client  are:

     1. No integration. Only the initial VSN license fees will be charged, plus $150 per hour spent by Interactive Buyers' personnel for assistance with VSN project management and VSN system configuration.

     2. Limited Integration. The initial VSN license fees will be charged, plus $150 per hour spent by Interactive Buyer's personnel for assistance with VSN project management and VSN system configuration. Hourly fees will be paid directly to third-party system integrators and technology consultants based on defined and limited project scope approved by the client, and will not produce any direct revenue by the Company. Training consultants will be paid by the client based on the service requirements negotiated between the consultant and the client.

     3. Full Integration. The level of service contemplated in full integration is essentially comparable to limited integration, except the scope of the systems integration, consulting, and training programs will be far more comprehensive and complete.

Under Wpg.Net's Virtual Source Publisher, a monthly fee will be charged to clients after an initial free introductory period has lapsed. The monthly charge will be recognized as income in the period in which the fee is charged. The Company did not recognize any revenue on Virtual Source Publisher in 1999.

Year  2000  Issues
------------------

Many computers and other equipment with embedded chips or microprocessors may not be able to appropriately interpret dates after December 31, 1999, because such systems use only two digits to indicate a year in the date field rather than four digits. If not corrected, many computers and computer applications could fail or create miscalculations, causing disruptions to the Company's operations. In addition, the failure of customer and supplier computer systems could result in interruption of sales and deliveries of key supplies or utilities. Because of the complexity of the issues and the number of parties involved, the Company cannot reasonably predict with certainty the nature or likelihood of such impacts.

The Company is actively addressing this situation and anticipates that it will not experience a material adverse impact to its operations, liquidity or financial condition related to systems under control. The Company is addressing the Year 2000 issue in four overlapping phases: (i) identification and assessment of all critical software systems and equipment requiring modification or replacement prior to 2000; (ii) assessment of critical business relationships requiring modification prior to 2000; (iii) corrective action and testing of critical systems; (iv) development of contingency and business continuation plans to mitigate any disruption to the Company's operations arising from the Year 2000 issue.

The Company is in the process of implementing a plan to obtain information from its external service providers, significant suppliers and customers, and financial institutions to confirm their plans and readiness to become Year 2000 compliant, in order to better understand and evaluate how their Year 2000 issues may affect the Company's operations. The Company currently is not in a position to assess this aspect of the Year 2000 issues; however, the Company plans to take the necessary steps to provide itself with reasonable assurance that its service providers, suppliers, customers and financial institutions are Year 2000 compliant.

The Company is developing contingency plans to identify and mitigate potential problems and disruptions to its operations arising from the Year 2000 issue. The total cost to achieve Year 2000 compliance is not expected to be material. Amounts spent to date have not been material.

                 Interactive Buyers Network International, Ltd.
                                and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      INFORMATION FOR THE PERIODS ENDED JULY 31, 1998 AND 1999 IS UNAUDITED


1.     NATURE  OF  BUSINESS  AND  SUMMARY  OF  SIGNIFICANT ACCOUNTING PRINCIPLES
(Continued)

While the Company believes that its own internal assessment and planning efforts with respect to its external service providers, suppliers, customers and financial institutions are and will be adequate to address its Year 2000 concerns, there can be no assurance that these efforts will be successful or will not have a material adverse effect on the Company's operations.

Recently  Issued  Accounting  Pronouncements
--------------------------------------------

In 1997, the Financial Accounting Standards Board (FASB) issued Statements No. 130, Reporting Comprehensive Income, and No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company's adoption of these statements  had  no  material  impact  on the accompanying financial statements.

Research  and  Development
--------------------------

Research  and  development  expenditures  are charged to operations as incurred.

Software  Development  Cost
---------------------------

Software development costs have been accounted for in accordance with Statement of Financial Accounting Standard (SFAS) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. Under that standard, capitalization of software development costs begins upon the establishment of technological feasibility, subject to the net realizable value considerations. Capitalized software costs are amortized over the greater of:
1) the amount computed using the ratio that current gross revenues for a product bear to the total current and anticipated future gross revenues for that product; or 2) the straightline method over the remaining estimated useful life of the product in which the life is generally estimated to be three years. The Company has not incurred any significant capitalization costs after technological feasibility was achieved and thus does not have any capitalized software development costs for the year ended January 31, 1999 or the six months ended July 31, 1999.

Property  and  Equipment
------------------------

Property and equipment are stated at cost. The assets are depreciated using the straight-line method over their estimated useful lives of five years. Carrying values are reviewed periodically for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable.

It is the policy of the Company to capitalize significant improvements and to expense repairs and maintenance.

Depreciation expense for the years ended January 31, 1998 and 1999 was $20,877 and $21,661, respectively. Depreciation expense for the six months ended July 31, 1998 and 1999 was $10,830 and $21,250, respectively.

Impairment  of  Long  Lived  Assets
-----------------------------------

The Company evaluates its long lived assets by measuring the carrying amount of the assets against the estimated undiscounted future cash flows associated with them. If such evaluations indicate that the future undiscounted cash flows of certain long lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values. No adjustment to the carrying values of the assets has been made.

Intangible  Assets
------------------

Intangible assets, principally goodwill, are amortized on the straight-line method over a period of 3 years. The carrying amounts of intangible assets are assessed for impairment when operating profit from the related business indicates the carrying amounts of the assets may not be recoverable. Carrying values are reviewed periodically for impairment whenever events or changes in circumstances indicate that the carrying amounts of intangible assets may not be recoverable. Amortization for the years ended January 31, 1998 and 1999 was $876 and $263,679, respectively. Amortization for the six months ended July 31, 1998 and 1999 was $66,358 and $198,480, respectively.

                 Interactive Buyers Network International, Ltd.
                                and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      INFORMATION FOR THE PERIODS ENDED JULY 31, 1998 AND 1999 IS UNAUDITED


1.     NATURE  OF  BUSINESS  AND  SUMMARY  OF  SIGNIFICANT ACCOUNTING PRINCIPLES
(Continued)

Stock  Based  Compensation
--------------------------

The Company accounts for stock-based compensation as prescribed by Statement of Financial Accounting Standard (SFAS) No. 123 Accounting for Stock-Based Compensation, and has adopted its disclosure provisions. The Company has chosen under the provisions of SFAS 123 to continue using the intrinsic-value method of accounting for employee stock-based compensation in accordance with Accounting Principles Board (APB) Opinion No. 25 Accounting for Stocks Issued to Employees.

Loss  Per  Share
----------------

Loss per share of common stock is computed using the weighted average number of common shares outstanding during the period shown. Common stock equivalents are not included in the determination of the weighted average number of shares outstanding, as they would be antidilutive.

Advertising  Cost
-----------------

The Company charges advertising costs to expense as incurred. Advertising expense for the years ended January 31, 1998 and 1999 was $5,152 and $1,073, respectively. Advertising expense for the six months ended July 31, 1998 and 1999 was $1,073 and $0, respectively.

Statement  of  Cash  Flows
--------------------------

For the purpose of the statement of cash flows, cash includes amounts "on-hand" and amounts deposited with financial institutions.

Supplemental  disclosure  of  cash  flow  information  is  as  follows:

Cash  paid  during  the  periods  for:

                For the       For the       For the six      For the six
               year ended    year ended    months ended     months ended
              January 31,   January 31,    July 31, 1998    July 31, 1999
                  1998          1999        (UNAUDITED)      (UNAUDITED)
              ------------  ------------  ---------------  ---------------
                         -
Interest      $          -  $             $             -  $             -
Income taxes  $      1,600  $      1,600  $         1,600  $         1,600

Supplemental  schedule  of  non-cash  investing  and  financing  transactions:

Issuance  of  common  stock  in  connection  with  the  following  transactions:

                               For the       For the       For the six      For the six
                              year ended    year ended    months ended     months ended
                             January 31,   January 31,    July 31, 1998    July 31, 1999
                                 1998          1999        (UNAUDITED)      (UNAUDITED)
                             ------------  ------------  ---------------  ---------------
Conversion of notes payable  $     95,000  $    319,007  $        25,000  $       111,120
Purchase of Wpg.Net, Inc.    $          -  $  1,186,555  $     1,186,555  $             -

For the six month period ended July 31, 1999, 636,100 stock options were exercised upon the issuance of notes receivable in the amount of $178,798. See
Note  10.

                 Interactive Buyers Network International, Ltd.
                                and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      INFORMATION FOR THE PERIODS ENDED JULY 31, 1998 AND 1999 IS UNAUDITED


1.     NATURE  OF  BUSINESS  AND  SUMMARY  OF  SIGNIFICANT ACCOUNTING PRINCIPLES
(continued)

Use  of  Estimates
------------------

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from estimates and assumptions made.

Unaudited  Interim  Financial  Statements
-----------------------------------------

In the opinion of management, the unaudited interim financial statements for the six month periods ending July 31, 1998 and 1999 are presented on a basis consistent with the audited financial statements and reflect all adjustments, consisting only of normal recurring accruals, necessary for fair presentation of the results of such periods.

2.     ACQUISITION  OF  WPG.NET,  INC.

On June 1, 1998, the Company acquired all of the outstanding stock of Wpg.Net, Inc. for an aggregate purchase price of $1,186,555. IBNL issued 500,000 shares of common stock with a fair value of $625,000 ($1.25 per share), plus stock options on 500,000 shares with a fair value of $561,555. The options vest ratably, on a monthly basis, over the 3 years subsequent to the purchase. If Wpg.Net, Inc. division revenues reach $500,000 before the 3-year vesting period has expired, the additional 500,000 options vest immediately. The former shareholders of Wpg.Net, Inc. (Wpg.Net, Inc. Shareholders) are entitled to a commission of 50% of revenue generated by the Wpg.Net, Inc. division. If the revenue is generated by the Virtual Source division sales force, Wpg.Net, Inc. Shareholders are entitled to a commission of 25% of the revenue. In the event that IBNL is sold, the Wpg.Net, Inc. Shareholders are entitled to a one-time payment of $3,000,000, the options vest immediately, and all commission obligations cease to accrue at that time. IBNL guaranteed a minimum stock price of $7.00 per share for stock held by the Wpg.Net, Inc. Shareholders upon the sale of the Company.

The acquisition was accounted for as a purchase and was included with the combined operations from June 1, 1998 through January 31, 1999. As a result of the acquisition, goodwill was recorded in the amount of $1,186,555. In conjunction with the acquisition of Wpg.Net, three of Wpg.net's executives signed one-year employment agreements with the Company. The contracts guaranteed the Wpg.Net executives salaries ranging from $49,500 to $77,250 per year.

3.     NOTES  RECEIVABLE  -  RELATED  PARTIES

The Company has unsecured recourse notes receivable from several officers which totaled $178,798 at July 31, 1999. The notes are due on demand and bear interest at an annual rate of 6%. The notes were granted in connection with the exercise of 636,100 stock options on May 15, 1999. See Note 10.

4.     CONVERTIBLE  NOTES  PAYABLE  -  RELATED  PARTIES

The following table summarizes information about convertible notes payable outstanding at January 31, and July 31, 1999:

                                                                                         Amount
                                                                          Range of        of
                                                      Approximate        conversion      Notes
                  Maturity dates  Interest rate   shares if converted      rates      Convertible
                  --------------  --------------  -------------------  -------------  ------------
                  On demand--
January 31, 1999  Dec. 31, 1999              10%            2,042,946  $0.20 - $1.25  $    857,200
  On demand-
July 31, 1999     Dec. 31, 1999              10%            2,095,787  $0.20 - $1.25  $    777,206

                 Interactive Buyers Network International, Ltd.
                                and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      INFORMATION FOR THE PERIODS ENDED JULY 31, 1998 AND 1999 IS UNAUDITED


3.     CONVERTIBLE  NOTES  PAYABLE  -  RELATED  PARTIES  (Continued)

The following table summarizes information about convertible notes payable outstanding at January 31, and July 31, 1999:

                                          Approximate    Range of     Amount of
                                          shares if     conversion      Notes
Maturity dates            Interest rate   converted       rates      Convertible
------------------------  --------------  ----------  -------------  ------------
On demand--Dec. 31, 1999             10%   2,042,946  $0.20 - $1.25  $    857,200
On demand-Dec. 31, 1999              10%   2,095,787  $0.20 - $1.25  $    777,206

At January 31, and July 31, 1999, on an as converted basis, the related party notes were convertible to approximately 2,042,946 and 2,095,787 shares of IBNL common stock, respectively.

At January 31, and July 31, 1999, accrued interest on the convertible notes payable in the amount of approximately $48,000 and $87,727 (UNAUDITED), respectively, is included in accrued liabilities on the consolidated balance sheet.

The following table indicates the high and low closing prices of the stock for the years ended January 31, 1998 and 1999, and for the six month period ended July 31, 1999:

                              Low   High
                             -----  -----
January 31, 1998             $0.15  $1.00
January 31, 1999             $0.44  $2.75
July 31, 1999                $1.41  $2.13

                 Interactive Buyers Network International, Ltd.
                                and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      INFORMATION FOR THE PERIODS ENDED JULY 31, 1998 AND 1999 IS UNAUDITED


5.     STOCK  OPTIONS

Under various plans, the Company may grant stock options to key executives, management and other employees at exercise prices equal to or exceeding the market price at the date of grant. In general, options become exercisable from 2 to 10 year periods from the grant date. Stock reserved for current or future option exercise at January 31, and July 31, 1999, totaled 1.5 million, inclusive of the 1,436,100 shares related to options previously granted.

On June 10, 1998, the Board of Directors granted options to shareholders' of Wpg.Net, Inc., to purchase 500,000 shares of the Company's restricted common stock at an exercise price of $0.59 per share. The options vest monthly over a three-year period and have a term ending June 2008.

The following table summarizes information about stock option transactions for the year ended January 31, 1998 and 1999 and six months ended July 31, 1999:

                                                              Weighted
                                                              Average
                                                              Exercise
                                                     Shares    Price
                                                   ----------  ------
Outstanding at beginning of year                           -        -
Awards:
  Granted for the year ended January 31, 1998        506,100   $ 0.19
   Exercised                                               -        -
   Forfeited                                               -        -
                                                   ----------  ------

Outstanding at January 31, 1998                      506,100     0.18
Awards:
  Granted for the year ended January 31, 1999        630,000     0.59
   Exercised                                               -        -
   Forfeited                                               -        -
                                                   ----------  ------

Outstanding at January 31, 1999                    1,136,100     0.42
Awards:
  Granted for the six months ended July 31, 1999     300,000     0.65
   Exercised                                        (636,100)    0.28
   Forfeited                                               -        -
                                                   ----------  ------

Outstanding at July 31, 1999                         800,000   $ 0.65
                                                   ==========  ======

Exercisable at January 31, 1998                       29,589   $ 0.18
                                                   ==========  ======

Exercisable at January 31, 1999                      268,343   $ 0.29
                                                   ==========  ======

Exercisable at July 31, 1999 (UNAUDITED)             252,215   $ 0.63
                                                   ==========  ======

                 Interactive Buyers Network International, Ltd.
                                and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      INFORMATION FOR THE PERIODS ENDED JULY 31, 1998 AND 1999 IS UNAUDITED


5.     STOCK  OPTIONS  (Continued)

The following table summarizes information about stock options outstanding at January 31, 1998 and 1999, and at July 31, 1999:

                                                   Weighted
                                                    Average                           Exercisable
                                                   Remaining    Weighted                Weighted
                                      Number of    Years of     Average     Number of    Average
                       Range of        options    Contractual   Exercise     Options    Exercise
                   exercise prices   outstanding     life        Price     Exercisable    Price
                   ----------------  -----------  -----------  ----------  -----------  ---------
January 31, 1998   $    0.18 - 0.63      506,100         9.24  $     0.19       29,589  $    0.18
January 31, 1999   $    0.18 - 0.63    1,136,100         8.88  $     0.42      268,343  $    0.29
July 31, 1999
    (UNAUDITED)    $    0.59 - 0.75      800,000         9.21  $     0.65      252,215  $    0.63

During fiscal 1997, the Company adopted SFAS 123 and under the provisions of the new standard has elected to continue using the intrinsic-value method of accounting for stock-based awards granted to employees in accordance with APB
25. For the six months ended July 31, 1999, the Company recorded compensation expense in the amount of $145,802.

The following table reflects pro forma net income and earnings per share had the Company elected to adopt the fair value approach of SFAS 123 for the years ended January 31, 1998 and 1999, and the six months ended July 31, 1998 and 1999:

                  January 31,    January 31,    July 31,     July 31,
                     1998           1999          1998         1999
                 -------------  -------------  ----------  ------------
Net loss:                                      (UNAUDITED)  (UNAUDITED)
 As reported     $   (990,289)  $ (1,762,230)  $(851,652)  $(1,689,063)
 Pro forma         (1,007,513)    (1,802,545)   (864,223)   (1,722,033)

Loss per share:
  As reported    $      (0.11)  $      (0.17)  $   (0.08)  $     (0.14)
  Pro forma             (0.11)         (0.17)      (0.08)        (.014)

The estimated fair value of each option granted is calculated using the Black-Scholes option-pricing model with a weighted average risk free rate of 6.4%, volatility of 177% and expected life of 1 to 5 years.

6.     INCOME  TAXES

Income taxes are provided pursuant to SFAS No. 109 Accounting for Income Taxes. The statement requires the use of an asset and liability approach for financial reporting for income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. Accordingly, as the realization and use of the net operating loss carryforward is not probable at January 31, 1999 and July 31, 1999 the tax benefit of the loss carryforward has been offset by a valuation allowance of the same amount.

The  composition  of  deferred  tax  assets  is  as  follows:

                             January 31,     July 31,
                                1999           1999
                            -------------  ------------
                                           (UNAUDITED)
Total deferred tax assets   $    902,000   $ 1,170,000
Total valuation allowance       (902,000)   (1,170,000)
                            -------------  ------------

Total deferred tax assets   $          -   $         -
                            =============  ============

                 Interactive Buyers Network International, Ltd.
                                and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      INFORMATION FOR THE PERIODS ENDED JULY 31, 1998 AND 1999 IS UNAUDITED


6.     INCOME  TAXES  (Continued)

The tax effects of temporary differences and carryforwards that give rise to deferred assets are as follows:

                                     January 31,     July 31,
                                        1999           1999
                                    -------------  ------------
Deferred tax assets:                                (UNAUDITED)
  Net operating loss carryforwards  $    902,000   $ 1,170,000
                                    -------------  ------------

  Gross deferred tax assets              902,000     1,170,000
  Valuation allowance                   (902,000)   (1,006,251)
                                    -------------  ------------

    Net deferred tax assets         $          -   $         -
                                    =============  ============

No provision for income taxes has been recorded for the periods ended January 31, 1999 and 1998 and for the periods ended July 31, 1999 and 1998 as the Company has incurred losses during these periods.

The Company had approximately $4,200,000 of federal and state loss carryforwards available to reduce future federal and state tax liability through the year 2018 for federal loss carryforwards and 2003 for the state loss carryforwards.

7.     FAIR  VALUE  OF  FINANCIAL  INSTRUMENTS

The Company has used market information for similar instruments and applied judgment to estimate fair values of financial instruments. At January 31, 1999, and July 31, 1999, the fair values of cash, accounts receivable, employee receivables, notes payable and accounts payable approximated carrying values because of the short-term nature of these instruments.

8.     COMMITMENTS  AND  CONTINGENCIES

Leases
------

The Company leases its main office facilities under a noncancellable operating lease agreement expiring December 31, 1999 with the option to extend the lease for one additional year. The Company has exercised their right to a one-year extension through December 31, 2000. The future expense that will be incurred under the lease for the year ended January 31, 2000 is $37,500, which is reflected as prepaid rent at January 31, 1999. See Litigation Settlement discussion below.

Rent expense for the years ended January 31, 1998 and 1999 was $94,067 and $35,063, respectively. Rent expense for the six months ended July 31, 1998 and 1999 was $15,750 and $37,457, respectively.

Litigation  Settlement
----------------------

On August 28, 1998, the Company filed a complaint against the owner of the building complex in which its main office is maintained in Ventura, California. The complaint arose out of a dispute between the parties regarding the exercise by the Company of an option to extend the term of the current lease, and concerning the actions of the parties in connection with the negotiation of a potential new lease. The Company, in its complaint, sought specific performance, declaratory relief, injunctive relief, and damages.

In a mutual compromise settlement reached in October 1998, the Company agreed to accept the following in settlement of the complaint: an amount of $30,000 in cash; payment of attorney fees incurred in the amount of $7,500; payment of out-of-pocket expenses it incurred in a move to a new office space, up to a maximum of $10,000; and new office space in an adjacent building with "free-rent" for a one year period commencing December 1, 1998, with a monthly lease fair value of $3,750. The total settlement amount of $91,110 is reflected as income from litigation settlement in the consolidated statement of operations for the year ended January 31, 1999. The remaining months of abated rent are reflected as prepaid rent on the consolidated statement of financial position in the amount of $37,500 and $15,000 (UNAUDITED) at January 31, 1999 and July 31, 1999, respectively.

                 Interactive Buyers Network International, Ltd.
                                and Subsidiaries
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

      INFORMATION FOR THE PERIODS ENDED JULY 31, 1998 AND 1999 IS UNAUDITED


9.     GOING  CONCERN

The Company has not had significant revenues and has experienced operating losses since inception primarily caused by its continued development and marketing costs. As shown in the accompanying financial statements, the Company incurred a net loss of $1,762,230 during the year ended January 31, 1999, and as of that date, the Company's current liabilities exceeded its current assets by $920,680. At January 31, 1999, the Company's stockholders' equity was $128,796. Those factors create an uncertainty about the Company's ability to continue as a going concern. The management of the Company intends to pursue various means of obtaining additional capital. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern. Continuation of the Company as a going concern is dependent on the Company continuing to raise capital, developing significant revenues, and ultimately attaining profitable operations.

10.     SUBSEQUENT  EVENTS

Option  Vesting  Term  Modification  and  Exercise
--------------------------------------------------

On or about May 15, 1999, the Board of Directors of the Company, in order to gain additional commitment from the Company executives, modified the vesting terms of the then outstanding 636,100 stock options, held by various Company executives, by accelerating the vesting provisions to require immediate exercise of the options. In association with the modification of the option terms, the Company recognized additional incremental compensation expense of $324,093 (UNAUDITED) in accordance with the provisions of SFAS No. 123 there was no change in the number of options or exercise price of the options. The option holders, upon the exercise of the options, issued note receivables to the Company in the amount of $178,798 (UNAUDITED) in connection with the purchase of the underlying stocks, which are reflected as a reduction of stockholders' equity (deficit) on the financial statements.

Transfer  of  Wpg.net  Assets, Liabilities, and Operations to the VSI Subsidiary
--------------------------------------------------------------------------------

In June 1999, the Board of Directors approved the transfer of all assets, liabilities, and operations of Wpg.Net into the VSI subsidiary, to be followed by the dissolution of the Wpg.Net corporate entity. Following that action, IBNL will function as a holding company with VSI as its only operating subsidiary.

Conversion  Notice  given  to  Convertible  Notes  Payable  Holders
-------------------------------------------------------------------

On July 31, 1999, the Board of Directors provided all holders of the convertible notes payable with notification that the Board would exercise the conversion provision in the note agreements. In accordance with the note agreements, the note holders were given the required 90-day notice on the conversion, which is to be effective on October 31, 1999. The Company further informed the note holders that it desired to accelerate the conversion of the notes to an effective date of July 31, 1999. As consideration for agreeing to a July 31, 1999 conversion, the Company will give the note holders the share equivalent of interest that would have accrued during the period from August 1, 1999 to October 31, 1999. As of September 3, 1999, the Company has not yet determined which note holders will accept early conversion. Thus, no adjustments have been reflected in the accompanying financial statements for the effective conversion of the notes payable to stock as of July 31, 1999.

                          INDEPENDENT AUDITORS' REPORT
                          ----------------------------


Board  of  Directors
Interactive  Buyers  Network  Limited.
Ventura,  California


We have audited the accompanying balance sheet of Wpg.Net, Inc. (A Development Stage Company) as of December 31, 1997 and 1996 and the related statements of operations, stockholders' equity (deficit) and cash flows for the year ended December 31, 1997 and for the period October 23, 1996 (inception) to December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wpg.Net, Inc. (A Development Stage Company) as of December 31, 1997 and 1996 and the results of its operations, and its cash flows for the year ended December 31, 1997 and for the period October 23, 1996 (inception) to December 31, 1996, respectively, in conformity with generally accepted accounting principles.




/s/ Lucas, Horsfall, Murphy & Pindroh
Pasadena,  California
November  17,  1999

                                   Wpg.Net, Inc.
                           (A Development Stage Company)
                                  BALANCE SHEETS


                               ASSETS

                                                                 December 31,
                                                                 1997      1996
                                                               --------  --------
 CURRENT ASSETS
   Cash . . . . . . . . . . . . . . . . . . . . . . . . . . .  $     1   $ 2,693
                                                               --------  --------

     TOTAL CURRENT ASSETS . . . . . . . . . . . . . . . . . .        1     2,693
                                                               --------  --------

 TOTAL ASSETS . . . . . . . . . . . . . . . . . . . . . . . .  $     1   $ 2,693
                                                               ========  ========


           LIABILITIES AND STOCKHOLDERS' EQUITY

 LIABILITIES                                                          -         -
                                                               --------  --------
 STOCKHOLDERS' EQUITY
   Common stock, no par value,
     20,000,000 shares authorized,
     1,000,000 issued and outstanding on December 31, 1997
     and 935,680 issued and outstanding on December 31, 1996.    4,275     4,000

   Deficit accumulated during the development stage . . . . .   (4,274)   (1,307)
                                                               --------  --------

     TOTAL STOCKHOLDERS' EQUITY . . . . . . . . . . . . . . .        1     2,693
                                                               --------  --------

 LIABILITIES AND STOCKHOLDERS' EQUITY . . . . . . . . . . . .  $     1   $ 2,693
                                                               ========  ========

        The accompanying notes are an integral part of these statements.

                                  Wpg.Net, Inc.
                           (A Development Stage Company)
                             STATEMENTS OF OPERATIONS


                                         FOR THE      OCTOBER 23, 1996  OCTOBER 23, 1996
                                        YEAR ENDED     (INCEPTION) TO    (INCEPTION) TO
                                       DECEMBER 31,     DECEMBER 31,      DECEMBER 31,
                                           1997             1996             1997
                                      --------------  ----------------  ----------------
Revenues . . . . . . . . . . . . . .  $           -   $             -

 General and administrative expenses          2,967             1,307             4,274
                                      --------------  ----------------  ----------------

 Net loss. . . . . . . . . . . . . .  $      (2,967)  $        (1,307)  $        (4,274)
                                      ==============  ================  ================

        The accompanying notes are an integral part of these statements.

                                           Wpg.Net, Inc.
                                   (A Development Stage Company)
                                STATEMENTS OF STOCKHOLDERS' EQUITY


                                               Common Stock
                                           -------------------                    Total
                                            No. of                Accumulated  Stockholders'
                                            Shares     Amount      (Deficit)      Equity
                                           ---------  --------  -------------  -------------
 Balances at October 23, 1996 (Inception)          -  $      -  $          -   $          -

 Issuance of common stock. . . . . . . .     935,680     4,000             -          4,000

 Net loss. . . . . . . . . . . . . . . .           -         -        (1,307)        (1,307)
                                           ---------  --------  -------------  -------------

 Balances at December 31, 1996 . . . . .     935,680     4,000        (1,307)         2,693

 Issuance of common stock. . . . . . . .      64,320       275             -            275

 Net loss . . . . . . . . . . . . . . . .          -         -        (2,967)        (2,967)
                                           ---------  --------  -------------  -------------

 Balances at December 31, 1997. . . . . .  1,000,000  $  4,275  $     (4,274)             1
                                           =========  ========  =============  =============

        The accompanying notes are an integral part of these statements.

                                     Wpg.Net, Inc.
                             (A Development Stage Company)
                                STATEMENTS OF CASH FLOWS


                                                   FOR THE      OCTOBER 23, 1996  OCTOBER 23, 1996
                                                  YEAR ENDED     (INCEPTION) TO    (INCEPTION) TO
                                                 DECEMBER 31,     DECEMBER 31,       DECEMBER 31,
                                                     1997             1996              1997
                                                --------------  ----------------  ----------------
 CASH FLOWS FROM (TO) OPERATING ACTIVITIES
   Net loss. . . . . . . . . . . . . . . . . .  $      (2,967)  $        (1,307)  $        (4,274)
                                                --------------  ----------------  ----------------

     NET CASH USED BY OPERATING ACTIVITIES . .         (2,967)           (1,307)           (4,274)


 CASH FLOWS FROM (TO) FINANCING ACTIVITIES
   Proceeds from issuance of common stock. . .            275             4,000             4,275
                                                --------------  ----------------  ----------------

     NET CASH PROVIDED BY FINANCING ACTIVITIES            275             4,000             4,275
                                                --------------  ----------------  ----------------

 NET INCREASE (DECREASE) IN CASH . . . . . . .         (2,692)            2,693                 1

 CASH, BEGINNING OF PERIOD . . . . . . . . . .          2,693                 0                 -
                                                --------------  ----------------  ----------------

 CASH, END OF PERIOD . . . . . . . . . . . . .  $           1   $         2,693   $             1
                                                ==============  ================  ================

        The accompanying notes are an integral part of these statements.

                                  Wpg.Net, Inc.
                           (A Development Stage Company)
                           NOTES TO FINANCIAL STATEMENTS


1.     NATURE  OF  BUSINESS  AND  SUMMARY  OF  SIGNIFICANT ACCOUNTING PRINCIPLES

Organization  and  business
---------------------------

Wpg.Net, Inc. (the "Company") was incorporated in the State of Washington on October 23, 1996, to develop Base Publisher. Base Publisher is a user friendly, do-it-yourself, web site builder that requires no technical expertise, no special software, and no consultants.

Revenue  Recognition
--------------------
No revenue has been earned on the Company's application. Under Wpg.Net's Base Publisher, a monthly fee will be charged to clients after an initial free introductory period has lapsed. The monthly charge will be recognized as income in the period in which the fee is charged. The Company did not recognize any revenue on Base Publisher in 1997 and 1996.

Year  2000  Issues
------------------

Many computers and other equipment with embedded chips or microprocessors may not be able to appropriately interpret dates after December 31, 1999, because such systems use only two digits to indicate a year in the date field rather than four digits. If not corrected, many computers and computer applications could fail or create miscalculations, causing disruptions to the Company's operations. In addition, the failure of customer and supplier computer systems could result in interruption of sales and deliveries of key supplies or utilities. Because of the complexity of the issues and the number of parties involved, the Company cannot reasonably predict with certainty the nature or likelihood of such impacts.

While the Company believes that its own internal assessment and planning efforts with respect to its external service providers, suppliers, customers and financial institutions are and will be adequate to address its Year 2000 concerns, there can be no assurance that these efforts will be successful or will not have a material adverse effect on the Company's operations.

Recently  Issued  Accounting  Pronouncements
--------------------------------------------

In 1997, the Financial Accounting Standards Board (FASB) issued Statements No. 130, Reporting Comprehensive Income, and No. 131, Disclosures about Segments of an Enterprise and Related Information. The Company's adoption of these statements  had  no  material  impact  on the accompanying financial statements.

                                  Wpg.Net, Inc.
                          (A Development Stage Company)
                    NOTES TO FINANCIAL STATEMENTS (Continued)


1.     NATURE  OF  BUSINESS  AND  SUMMARY  OF  SIGNIFICANT ACCOUNTING PRINCIPLES
(Continued)

Software  Development  Cost
---------------------------

Software development costs will be accounted for in accordance with Statement of Financial Accounting Standard (SFAS) No. 86, Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed. Under that standard, capitalization of software development costs will begin upon the establishment of technological feasibility, subject to the net realizable value considerations. Capitalized software costs will be amortized over the greater of: 1) the amount computed using the ratio that current gross revenues for a product bear to the total current and anticipated future gross revenues for that product; or 2) the straightline method over the remaining estimated useful life of the product in which the life is generally estimated to be three years. The Company has not incurred any significant capitalizable costs after technological feasibility was achieved and thus does not have any capitalized software development costs for the years ended December 31, 1997 and 1996.

Statement  of  Cash  Flows
--------------------------

For the purpose of the statement of cash flows, cash includes amounts "on-hand" and amounts deposited with financial institutions.

Use  of  Estimates
------------------

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from estimates and assumptions made.

2.     INCOME  TAXES

Income taxes are provided pursuant to SFAS No. 109 Accounting for Income Taxes. The statement requires the use of an asset and liability approach for financial reporting for income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized. Accordingly, as the realization and use of the net operating loss carryforward is not probable at December 31, 1997 and 1996 the tax benefit of the loss carryforward has been offset by a valuation allowance of the same amount.

No provision for income taxes has been recorded for the periods ended December 31, 1997 and 1996 as the Company has incurred losses during these periods.

3.     SUBSEQUENT  EVENT

On June 1, 1998, the Company sold all of the outstanding stock to Interactive Buyers Network Limited (IBNL) for an aggregate sales price of $1,186,555. IBNL issued 500,000 shares of common stock with a fair value of $625,000 ($1.25 per share), plus stock options on 500,000 shares with a fair value of $561,555. The options vest ratably, on a monthly basis, over the 3 years subsequent to the purchase. If the Company's division revenues reach $500,000 before the 3-year vesting period has expired, the additional 500,000 options vest immediately. The former shareholders of the Company are entitled to a commission of 50% of revenue generated by the Company division. If the revenue is generated by the Base Publisher division sales force, Company Shareholders are entitled to a commission of 25% of the revenue. In the event that IBNL is sold, the Company Shareholders are entitled to a one-time payment of $3,000,000, the options vest immediately, and all commission obligations cease to accrue at that time. IBNL guaranteed a minimum stock price of $7.00 per share for stock held by the Company Shareholders upon the sale of IBNL.

                                   SIGNATURES

          Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


INTERACTIVE  BUYERS  NETWORK  INTERNATIONAL,  LTD.



               By:  /s/  Robert  C.  McShirley
                         -----------------------------------------------
                         Robert  C.  McShirley
                         President, Chief Executive Officer and Director

Date:  November 19,  1999

                                    PART III

Item  1.  INDEX  TO  EXHIBITS

          The Exhibits listed below are filed as part of this Registration Statement.

Exhibit
  No.           Document
- -------  ---------------------------------------------
2.1*     Articles  of  Incorporation
2.2*     Bylaws
3.1*     Specimen  Stock  Certificate
3.2*     Specimen Convertible Demand Note Series 3
3.3*     Specimen Convertible Demand Note Series 2
3.4*     Specimen Convertible Demand Note
10.1*    Stock  Purchase  and  Exchange  Agreement
10.2*    Option  to  Purchase  Common  Stock
17       Computation of Earnings/Loss Per Common Share
23       Consent of Independent Certified Public Accountants
27       Financial  Data  Schedule

* Previously filed.